As filed with the Securities and Exchange Commission on January 12, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
 UNDER
THE SECURITIES ACT OF 1933

Lipman Electronic Engineering Ltd.

(Exact name of Registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	3578 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

11 Haamal Street, Park Afek
Rosh Haayin 48092, Israel
(972-3) 902-9730
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Lipman U.S.A., Inc.
50 Gordon Drive
Syosset, New York 11791
(516) 484-9898
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Neil Gold, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000 Facsimile: (212) 318-3400	David Gotlieb, Adv. Shnitzer, Gotlieb, Sharon & Co. 28 Bezalel Street Ramat-Gan 52521, Israel (972-3) 754-9922 Facsimile: (972-3) 754-9920	David S. Lefkowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 Facsimile: (212) 310-8007	Aaron M. Lampert, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel Aviv 67897, Israel (972-3) 623-5000 Facsimile: (972-3) 623-5005

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares, nominal value NIS 1.00 per share	3,450,000	(2)	$39.32	$135,654,000	$10,975(3)

(1)	Estimated solely for purposes of calculating the registration fee based on the average of the high and low sale prices of the ordinary shares on the Tel Aviv Stock Exchange on January 5, 2004.
(2)	Includes ordinary shares that may be issued upon exercise of the underwriters' overallotment option.
(3)	Of this amount, $9,716 was paid on November 18, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated January 12, 2004

P R O S P E C T U S

3,000,000 Shares

Lipman Electronic Engineering Ltd.

Ordinary Shares

This is Lipman's initial public offering of ordinary shares in the United States. Lipman is selling 2,250,000 ordinary shares and Lipman shareholders are selling 750,000 ordinary shares.

The ordinary shares trade on the Tel Aviv Stock Exchange under the symbol "LPMA." On January 11, 2004, the last sale price of the ordinary shares as reported on the Tel Aviv Stock Exchange was New Israeli Shekels 181.50, or $41.41, per share. After pricing of the offering, we expect that the ordinary shares will be quoted on the Nasdaq National Market under the symbol "LPMA."

Investing in the ordinary shares involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Lipman	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional 450,000 ordinary shares from Lipman at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                      , 2004.

Merrill Lynch & Co.	HSBC

Piper Jaffray

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights information contained in this prospectus. Before deciding to invest in our ordinary shares, you should carefully read this entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and the notes to those financial statements.

Lipman

We are a leading worldwide provider of electronic payment systems. Our products include landline and wireless point-of-sale, or POS, terminals, personal identification number, or PIN, pads, electronic cash registers, self-service systems that include automated teller machines, or ATMs, and related applications. Our electronic payment systems are generally sold under our NURIT brand name. They are designed to be reliable, easy to use, cost-efficient, and provide our customers with a low total cost of ownership and additional revenue generating opportunities. We have established ourselves as a technology leader in the electronic payment industry by developing and integrating advanced technologies and security features and applications into our products.

We have increased our revenues from $60.0 million in 2000 to $85.5 million in 2002, and our net income from $8.2 million in 2000 to $21.9 million in 2002. According to The Nilson Report, a publication specializing in worldwide consumer payment systems, in 2002 we were the fourth largest POS terminal provider in the U.S., the second largest in the Middle East and Africa and the fourth largest in the world. We believe that we have the largest installed base of POS terminals in Turkey and Israel. As a result of our focused marketing strategy, we have increased our share of the POS terminal market from 2.8% in 1997 to 9.3% in 2002 in the U.S. and from 6.8% in 1997 to 17.6% in 2002 in the Middle East and Africa, according to The Nilson Report. According to ATM & Debit News, our growth rate in terminals shipped in North America was 15.0% in 2002, which was the fastest growth rate among the five largest POS terminal providers.

Our Customers

In the U.S., our customers consist primarily of distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. The majority of our U.S. customers resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Outside the U.S., we sell primarily to large banks and financial institutions who provide our terminals to their end-users. In Israel and certain other countries, we sell or rent POS terminals, PIN pads and electronic cash registers directly to a limited number of end-users. To date, we have shipped more than 1,500,000 terminals to locations in 16 countries.

Our Industry

The adoption of card-based payments methods such as credit and debit cards has increased steadily in the U.S. and adoption has accelerated internationally. This has created demand for POS systems that enable secure, automated, electronic authorization and delivery of these payments. The growth of card-based payments and POS systems has resulted in increased incidences of fraud and heightened attention to security measures by payment networks and processors. The implementation of new technologies such as wireless communications and new POS applications are driving the need for a new generation of POS systems that are faster, more cost-effective and more secure than most of the installed base of POS terminals.

Our Solution

Our electronic payment systems provide merchants and transaction processors with the following key benefits:

•	broad, integrated product suite;
•	comprehensive security features;
•	modular and customizable architecture;
•	complete solutions for specific market needs; and
•	low total cost of ownership.

Our Strategy

Our objective is to continue to operate as a profitable leader in the electronic payment systems market. The principal elements of our strategy include:

•	seeking market leadership in target markets;
•	establishing long-term relationships with our customers;
•	increasing our recurring revenues;
•	penetrating new market segments;
•	extending our technological leadership; and
•	acquiring complementary businesses and technologies.

Shareholders' Agreement

Mivtach Shamir Holdings Ltd. beneficially owns 27.1% of our outstanding ordinary shares and Mez-Op Holdings Ltd. beneficially owns 16.9% of our outstanding ordinary shares. Upon completion of the offering, Mivtach Shamir will beneficially own approximately 18.7% of our outstanding ordinary shares and Mez-Op Holdings will beneficially own approximately 11.6% of our outstanding ordinary shares. Mivtach Shamir and Mez-Op Holdings have entered into an agreement with respect to the election of our directors, rights of first refusal relating to their shares, distribution of dividends and maintenance of shareholders' equity. As a result, Mivtach Shamir and Mez-Op Holdings, or their designated directors, can exert significant influence over decisions affecting us while this agreement is in effect.

Corporate Information

We were incorporated in Israel in September 1974. Our ordinary shares began trading on the
Tel Aviv Stock Exchange in May 1993. Our principal executive offices are located at 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel, and our telephone number is (972-3) 902-9730. The information contained on our website, www.lipman.co.il, and the website of our subsidiary, www.lipmanusa.com, is not a part of this prospectus.

The Offering

Ordinary shares offered: By Lipman	2,250,000 shares

By the selling shareholders	750,000 shares

Ordinary shares to be outstanding after the offering	12,757,568 shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $85.6 million. We intend to use these net proceeds for general corporate purposes, including:

•	to open sales and marketing offices in additional markets,

•	to expand our product and service offerings,

•	to increase our sales and marketing capabilities in our existing markets.

•	to penetrate new market segments, and

•	for working capital to support the growth of our business.

We intend to use a portion of the net proceeds for acquisitions of additional businesses and technologies or the establishment of joint ventures.

We will not receive any proceeds from the sale of shares by the selling shareholders.

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed Nasdaq National Market Symbol	LPMA

The number of ordinary shares outstanding after the offering is based on the 10,507,568 shares outstanding as of January 7, 2004 and excludes 962,830 shares held by one of our wholly-owned subsidiaries and treated as treasury shares.

Unless otherwise indicated, all information contained in this prospectus excludes:

•	450,000 additional ordinary shares that the underwriters may purchase from us upon exercise of the underwriters' option to cover any overallotments;
•	1,467,100 ordinary shares issuable upon exercise of outstanding options, including 550,000 options to be granted simultaneously with the offering; and
•	45,650 ordinary shares reserved by us for issuance upon exercise of options to be granted in the future.

All share and per share numbers in this prospectus reflect a stock split effected as a two-for-one stock dividend on January 18, 2000.

All references to "dollars" or "$" in this prospectus are to U.S. dollars and all references to "NIS" are to New Israeli Shekels.

Summary Consolidated Financial Data

The following table summarizes financial data regarding our business. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Financial data for the nine months ended September 30, 2002 and 2003 and at September 30, 2003 are unaudited.

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Statement of Income Data:
Revenues	$60,030	$62,958	$85,534	$60,901	$80,809
Cost of revenues(1)	27,475	27,716	37,046	25,746	40,068
Gross profit	32,555	35,242	48,488	35,155	40,741
Operating expenses:
Research and development(1)	2,937	3,215	4,043	2,841	3,577
Selling and marketing(1)	10,297	11,802	12,422	9,146	11,630
General and administrative(1)	3,588	4,519	5,466	3,767	4,379
Stock-based compensation	3,443	4,253	2,746	2,428	1,054
Amortization of goodwill and other intangible assets	1,982	1,844	206	154	154
Operating income	10,308	9,609	23,605	16,819	19,947
Income before taxes on income	7,739	7,118	23,293	16,030	22,367
Taxes on income (benefit)	(425)	2,017	1,366	1,015	2,609
Net income	8,164	5,101	21,927	15,015	19,758
Net earnings per share
Basic	0.82	0.51	2.18	1.50	1.95
Diluted	0.82	0.51	2.11	1.45	1.86
Weighted average number of shares used in computing
Basic net earnings per share	9,946	10,028	10,039	10,032	10,152
Diluted net earnings per share	9,968	10,049	10,371	10,340	10,640

(1)	Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$35	$65	$70	$55	$25
Research and development	899	1,026	654	552	172
Selling and marketing	129	235	418	355	122
General and administrative	2,380	2,927	1,604	1,466	735
	$3,443	$4,253	$2,746	$2,428	$1,054

The as adjusted information in the following balance sheet data gives effect to our sale of 2,250,000 shares in this offering at an assumed offering price of $41.41 per share (which is equal to NIS 181.50, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on January 11, 2004 based on the applicable exchange rate on that date) after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds from the offering.

	At September 30, 2003
	Actual	As adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$50,067	$135,649
Working capital	77,889	163,471
Total assets	112,411	197,993
Total debt	1,257	1,257
Shareholders' equity	92,603	178,185

RISK FACTORS

Investing in our ordinary shares involves risks. You should carefully consider the following risk factors in addition to the other information in this prospectus before purchasing our ordinary shares. Our business, operating results and financial condition could be adversely affected due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to Our Business and Our Industry

We depend on independent distributors, independent sales organizations, value-added resellers and payment processors to sell our products. If these parties do not succeed in selling our products, or if we are not able to maintain our relationships with them, our revenues and income will decline.

We sell a significant portion of our products through third parties such as independent distributors, independent sales organizations, value-added resellers and payment processors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers or end-users to purchase our products. Typically, our arrangements with these third parties do not prevent them from selling products of other companies, including our competitors. As a result, they may not successfully sell our product offerings or they may give higher priority to products of other companies. We also may not be able to maintain our existing relationships with these third parties. If one or more of our major third-party sellers terminates or otherwise adversely changes their relationship with us, we may be unsuccessful in replacing them. The loss of one of our major third-party sellers could impair our ability to sell our products and result in lower revenues and income.

We depend on a small number of large customers and the loss of one or more of these customers, or a significant decrease in sales to any of these customers, could significantly reduce our revenues and income.

A significant portion of our revenues have resulted, and are expected to continue to result, from substantial purchases made by a limited number of customers, including distributors and independent sales organizations. In 2002, we derived approximately 44.0% of our revenues from our four largest customers and 63.2% of our revenues from our ten largest customers. For the nine months ended September 30, 2003, we derived approximately 39.0% of our revenues from our four largest customers and 61.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 18.0% of our revenues in 2002 and 18.0% of our revenues in the nine months ended September 30, 2003, and sales to AK Bank of Turkey represented 12.0% of our revenues in 2002 and 9.0% of our revenues in the nine months ended September 30, 2003. Our significant customers are not required to purchase minimum quantities under their agreements with us and we cannot be sure that our large customers will continue to purchase products from us. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices, our revenues and income could be materially adversely affected.

The market for our products is highly competitive and these competitive pressures may result in lower prices or reduced demand for our products.

Competition in our industry is intense and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. In addition, we also compete frequently with SchlumbergerSema, Thales e-transactions and Dionica Group. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins, which may impair our ability to maintain profitability. For example, in the second quarter of 2003, competitive pricing in Turkey, Brazil and the U.S. negatively impacted our gross margins and we expect intense pricing competition to continue in those markets for the foreseeable future. We also may face additional competition if new participants enter the markets in which we operate.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of these suppliers could cause production delays, a reduction of revenues or an increase in costs.

We currently purchase some key components used in our products from only one source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Philips Semiconductors, to manufacture our proprietary application specific integrated circuits, or ASICs. If this supplier is unable to produce our required quantities of the ASICs, we would be faced with a shortage of critical components. We are also experiencing an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. In addition, we usually build one plastic injection mold to make the plastic casings for each of our products. If the plastic injection mold used to manufacture the plastic casing of a particular product is damaged or destroyed, our ability to deliver that product in a timely manner will be adversely affected. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, or to replace our plastic injection molds in a timely manner if they are damaged or destroyed, could cause delays or reductions in product shipments. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components or replace our plastic injection molds in a timely manner, our costs could increase.

We depend on our manufacturing and warehouse facilities in Israel. If manufacturing at these facilities is interrupted for any reason, there could be a material adverse effect on our results of operations.

We assemble and test our products at our two manufacturing facilities located in the same industrial park in Israel. Component and finished product inventories are also stored at these facilities. Disruption of the manufacturing process at these facilities or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations.

Security is vital to our customers and end-users and therefore breaches in the security of our products could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to insure the privacy and integrity of consumer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our products. If the security of our products is compromised, our reputation and product acceptance will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims.

If we do not continually enhance our existing products and develop and market new products and product enhancements, our revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

•	rapid technological change;
•	frequent product introductions and enhancements;
•	evolving industry performance standards; and
•	changes in customer and end-user requirements.

Because of these factors, we must continually enhance our existing products and develop and market new products.

We cannot be sure that we will successfully complete the development and introduction of new products or product enhancements or that any new products developed will achieve acceptance in the marketplace. We may also fail to develop and deploy new products and product enhancements on a timely basis. In either case, our revenues and income could suffer and we may lose market share to our competitors.

We often produce products to hold in inventory, primarily in the U.S., to meet our customers' delivery requirements and to be able to fill orders quickly. Rapid technological change and evolving technological and industry standards are resulting in shorter life cycles for our products. Shorter life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures.

We must adhere to industry and government regulations and standards and therefore sales of our products will suffer if we cannot comply with them.

Our products must meet industry standards imposed by Europay, Visa, MasterCard and other credit card companies. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless transmissions and communication over the Internet. Our products also must comply with government regulations, including those imposed by the Federal Communications Commission in the U.S., Underwriters' Laboratory in the U.S. and other local telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telephone lines and radio networks. We cannot be sure that we will be able to design our products to comply with future standards or regulations. Compliance with these standards could increase the cost of producing our products. Our business and financial condition could be adversely affected if we cannot comply with new industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our products. We could be subject to warranty claims and product recalls, which could be expensive and adversely affect our financial condition.

We offer complex products that are susceptible to undetected hardware and software errors or failures. Products may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of or delay in market acceptance of our products and adversely affect our business and reputation. We typically offer a one-year limited warranty for our products. Our warranty generally provides that we will repair or replace products that have defects in materials or workmanship. Any significant product returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our products. Errors in third-party applications could adversely affect the performance of our products.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We currently rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We require employees and consultants to execute confidentiality agreements and also seek these agreements from suppliers. These measures may not be sufficient to protect our technology from third-party infringement or to protect us from the claims of others. In addition, our products are sold in foreign markets such as China, Russia and Latin America that provide less protection for intellectual property than that provided under U.S. or Israeli laws.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. There is an increasing number of patents and patent applications in the electronic payment industry. Third parties may assert infringement claims in the future alleging infringement by our current or future products or applications. For example, we have been notified by a company that it has filed a complaint and an amended complaint claiming that our payment terminals infringe two of their patents. Neither of the complaints has been served on us. These or any other claims may result in protracted and costly litigation, regardless of the merits or ultimate outcome of any claim.

A significant portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

During 2002, 37.4% of our revenues were generated outside of the U.S. and Israel. During the nine months ended September 30, 2003, 43.8% of our revenues were generated outside of the U.S. and Israel. Revenues generated in Turkey constituted 22.9% of our revenues in 2002 and 22.5% of our revenues in the nine months ended September 30, 2003. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	economic and political instability in foreign countries;
•	staffing and managing foreign operations;
•	increased risk of collection;
•	burdens that may be imposed by tariffs and other trade barriers; and
•	greater difficulty in safeguarding intellectual property in areas such as China, Russia and Latin America.

For example, in Turkey, one of our major markets, economic instability caused the Turkish Lira to depreciate by 13.4% against the dollar in 2002. In addition, the rate of inflation in Turkey was 29.7% in 2002. If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

We have experienced rapid growth in our operations, and our anticipated future growth may place a significant strain on our managerial, operational and financial resources. We cannot assure you that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth will require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel is intense, especially in Israel and the U.S. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not grow our business, our expenses may increase and our results of operations may be adversely affected.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to pursue acquisitions of businesses and technologies or to establish joint ventures to expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management's time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. If any acquisition or joint venture were to occur, we may not realize the intended benefits of the acquisition or joint venture.

Future acquisitions could result in:

•	substantial cash expenditures;
•	potentially dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	a decrease in our profit margins;
•	amortization of intangibles and potential impairment of goodwill; and
•	write-offs of in-process research and development.

If future acquisitions disrupt our operations, our business may suffer.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of Isaac Angel, our president and chief executive officer; Yitzhak Cohen, our senior vice president, research and development and chief technology officer; and Mony Zenou, president and chief executive officer of our U.S. subsidiary, Lipman U.S.A., as well as other members of our senior management. Our future success depends in large part on the continued services of our senior management and key personnel. Any loss of services of a member of senior management or other key personnel would negatively affect our business, at least until a suitable replacement is identified, hired and acclimated. Mr. Cohen is important to our new product development efforts. Recently, he had an operation to remove a tumor and underwent treatment to avoid recurrence of the tumor. Mr. Cohen has resumed his full-time employment with us. If he is unable to continue his duties full-time, our future product development, and therefore our results of operations, could be adversely affected.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our stock price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During the past four quarters, our net income ranged from $5.8 million to $7.1 million and our gross margins ranged from 45.2% to 57.1%. In some future periods, our operating results may be below public expectations. If this occurs, the market price of our ordinary shares would likely decline. In addition, quarterly fluctuations can affect our planning processes.

The POS terminal industry historically has been seasonal. Our revenues historically have been stronger during the second half of the year than during the first half of the year due primarily to increased POS terminal purchases to satisfy increased retail demand during the holiday season.

In addition, throughout the year, factors that may contribute to fluctuations in our quarterly results of operations include:

•	the mix of products we sell (as the gross margins we realize on our various products differ);
•	the mix of sales into different countries (as the gross margins we realize in various countries differ);
•	the size, timing and pricing of orders;
•	the timing of our product introductions or enhancements, or those of our competitors;
•	market acceptance of new products; and
•	competitive pricing pressures.

Therefore, the results of any past periods should not be relied upon as an indication of our future performance.

Risks Related to Our Operations in Israel

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict the effect on us of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. There are proposals to increase this annual commitment. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." We received tax benefits of approximately $8.8 million in 2002 and $3.0 million in the nine months ended September 30, 2003. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits we received, together with interest and penalties. These tax benefits may not continue in the future at the current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved in the future. The termination or reduction of these tax benefits, or our inability to get approvals for expanded or new programs, could adversely affect our results of operations.

Most of our revenues are generated in non-Israeli currencies while a significant portion of our expenses is incurred in NIS and therefore our results of operations may be adversely affected by currency fluctuations.

We generate most of our revenues in dollars but a significant portion of our expenses are in NIS. In 2002 and the nine months ended September 30, 2003, approximately 30% of our expenses were incurred in NIS. The cost of our operations in Israel measured in dollars will increase and our dollar-measured results of operations will be adversely affected if the value of the NIS increases significantly against the dollar. For example, in the nine months ended September 30, 2003, the value of the NIS increased from NIS 4.737 per $1.00 on December 31, 2002 to NIS 4.441 per $1.00 on September 30, 2003 resulting in increased operating expenses in our financial statements prepared in dollars in accordance with generally accepted accounting principles as applied in the U.S. Our results of operations also could be adversely affected if we are unable to mitigate the effects of currency fluctuations in Israel or other countries in which we obtain components in the future.

It may be difficult to enforce a U.S. judgment against us, our executive officers and directors and the selling shareholders.

Because substantially all of our assets and the assets of a substantial majority of our directors and executive officers and the selling shareholders, are located outside the U.S., a judgment obtained in the U.S. against us or any of them may not be collectible within the U.S. Furthermore, service of process upon these individuals, a substantial majority of whom reside outside the U.S., may be difficult to obtain within the U.S.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. See "Enforceability of Civil Liabilities" for additional information about the difficulty in enforcing a judgment under U.S. securities laws in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See "Management — Approval of Related Party Transactions Under Israeli Law" for additional information about some anti-takeover effects of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See "Management — Approval of Related Party Transactions Under Israeli Law" for additional information concerning this duty.

Risks Relating to the Offering

We will have broad discretion in how to use the proceeds from this offering and we may not apply the proceeds to uses that all shareholders agree with.

We intend to use the net proceeds from the offering for general corporate purposes, including to open sales and marketing offices in additional markets, expand our product and service offerings, increase our sales and marketing capabilities in our existing markets and penetrate new market segments and for working capital to support the growth of our business. We may also use a portion of the net proceeds for the possible acquisition of additional businesses and technologies or the establishment of joint ventures. However, there is no specific allocation for the net proceeds, and our management retains the right to utilize the net proceeds as it determines. We cannot assure you that management will be able to use the proceeds to effectively continue the growth of our business or that management will use the proceeds in a manner with which all shareholders agree.

Substantial future sales of our ordinary shares may depress their market price.

If our shareholders sell substantial amounts of our ordinary shares, either on the Tel Aviv Stock Exchange or the Nasdaq National Market, the market price of our ordinary shares may fall. Any decrease in the price of our shares on the Tel Aviv Stock Exchange could cause a decrease in the price of our shares on the Nasdaq National Market.

Holders of 4,259,482 of our ordinary shares outstanding after this offering, consisting of all of our executive officers and directors and the selling shareholders, have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Merrill Lynch, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Two of our shareholders are in a position to control matters requiring a shareholder vote. This may adversely affect the market price of our ordinary shares.

Upon completion of the offering, Mivtach Shamir Holdings Ltd. will beneficially own, in the aggregate, approximately 18.7% of our outstanding ordinary shares and Mez-Op Holdings Ltd., which is owned by affiliates of First Israel Mezzanine Investors Ltd., or FIMI, will beneficially own, in the aggregate, approximately 11.6% of our outstanding ordinary shares. Meir Shamir, the chairman of Mivtach Shamir Holdings, Jacob Perry and Avraham Nussbaum are members of our board of directors designated by Mivtach Shamir Holdings. Ishay Davidi, the chief executive officer of FIMI and Mez-Op Holdings, and Mordechai Gorfung are members of our board of directors designated by Mez-Op Holdings.

If these shareholders vote together, they will have sufficient voting power to:

•	elect all of our directors;
•	control our management; and
•	approve or reject any merger, consolidation or sale of substantially all of our assets.

Mivtach Shamir Holdings and Mez-Op Holdings have entered into an agreement with respect to the election of our directors, rights of first refusal relating to their shares, distribution of dividends and maintenance of shareholders' equity. As a result, Mivtach Shamir Holdings and Mez-Op Holdings, or their designated directors, can exert significant influence over decisions affecting us while this agreement is in effect. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price.

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares will be traded on the Nasdaq National Market upon completion of this offering and are traded on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets will be made in different currencies (dollars on the Nasdaq National Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We urge you to consider that statements that use the terms believe, expect, plan, intend, estimate, anticipate and similar or corollary expressions are intended to identify forward-looking statements. These statements reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Forward-looking statements include statements about:

•	our strategy;
•	the anticipated development and release of and market demand for new products;
•	our anticipated use of proceeds;
•	our anticipated capital expenditures and liquidity;
•	our development of additional revenue sources;
•	our expansion into new markets;
•	the market acceptance of our products; and
•	our technological advances.

Forward looking statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in other sections of this prospectus. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements as a result of new information or future events.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been traded on the Tel Aviv Stock Exchange since May 1993. No trading market currently exists for our ordinary shares in the U.S. However, we have applied for the quotation of our ordinary shares on the Nasdaq National Market under the symbol "LPMA."

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel Aviv Stock Exchange. U.S. dollar per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price Per Ordinary Share (NIS)		Price Per Ordinary Share ($)		Average Daily Trading Volume (in shares)
	High	Low	High	Low
During the last five years:
1999	120.00	12.71	28.90	3.12	20,760
2000	194.60	61.00	48.26	15.10	29,291
2001	78.60	31.18	17.51	7.40	20,863
2002	91.50	57.97	19.60	12.16	18,663
2003	163.30	80.80	37.22	16.83	23,014
During the last six months:
July 2003	142.90	126.00	33.23	28.34	12,145
August 2003	128.00	103.50	28.86	23.11	30,353
September 2003	119.80	102.10	26.90	22.64	19,976
October 2003	155.00	116.50	34.38	26.27	35,803
November 2003	161.00	146.00	35.87	32.50	34,367
December 2003	163.30	139.10	37.22	31.32	30,042

During each fiscal quarter of 2002, 2003 and 2004:
First Quarter 2002	79.48	62.29	17.53	13.34	25,176
Second Quarter 2002	75.16	57.97	15.30	12.16	17,482
Third Quarter 2002	78.21	63.96	16.78	13.40	14,858
Fourth Quarter 2002	91.50	69.95	19.60	14.40	17,291
First Quarter 2003	96.00	80.80	18.67	16.83	13,188
Second Quarter 2003	143.30	93.50	33.23	20.07	25,201
Third Quarter 2003	142.90	102.10	33.23	22.64	20,405
Fourth Quarter 2003	163.30	116.50	37.22	26.27	33,261
First Quarter 2004 (through January 11, 2004)	185.00	166.20	42.21	37.65	41,998

On January 11, 2004, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 181.50, or $41.41, per share. As of January 7, 2004, we had three known shareholders of record. The number of record holders is not representative of the number of beneficial holders of our shares.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $85.6 million from the sale by us of 2,250,000 ordinary shares in this offering, after deducting the underwriting discount and the estimated offering expenses. For the purpose of estimating net proceeds, we are assuming a public offering price of $41.41 per ordinary share, which is equal to NIS 181.50, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on January 11, 2004. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

We intend to use the net proceeds of the offering for general corporate purposes, including:

•	to open sales and marketing offices in additional markets;
•	to expand our product and service offerings;
•	to increase our sales and marketing capabilities in our existing markets;
•	to penetrate new market segments; and
•	for working capital to support the growth of our business.

We intend to use a portion of the net proceeds for acquisitions of additional businesses and technologies or the establishment of joint ventures. We do not have any specific plans or commitments for any acquisitions or joint ventures at the present time. We cannot be certain that we will complete any acquisition or joint venture or, that if completed, any acquisition or joint venture will be successful. We have not allocated any specific amounts of the net proceeds for any of the purposes indicated above.

Until we use the net proceeds of the offering, we will invest the funds primarily in short-term interest-bearing investments with interest and principal linked to the dollar, hedged to the dollar or linked to the Israeli consumer price index. We may also deposit the funds in dollar-linked or dollar-hedged bank accounts in Israel, Europe, the U.S. and Asia.

DIVIDEND POLICY

During the past five years we paid cash dividends per share on the following dates and in the following amounts:

•	December 20, 1998 – NIS 0.38, or $0.09, per share, an aggregate of $1.0 million;
•	June 10, 1999 – NIS 0.90, or $0.22, per share, an aggregate of $2.2 million;
•	December 26, 2002 – NIS 2.2, or $0.47, per share, an aggregate of $4.7 million; and
•	June 12, 2003 – NIS 2.0, or $0.45, per share, an aggregate of $4.7 million.

Any dividends declared on our ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing on the date of the declaration of the dividend.

Mivtach Shamir Holdings and Mez-Op Holdings, two of our shareholders, who will beneficially own in the aggregate approximately 30.3% of our total ordinary shares after this offering, agreed with each other to use their best efforts to cause us to distribute cash dividends to our shareholders during each of the five years commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. Neither we nor any shareholder other than Mivtach Shamir Holdings and Mez-Op Holdings has the right to enforce the rights and obligations of the parties under this agreement.

Our articles of association do not require shareholder approval for the declaration of dividends. Any future determination to pay cash or other dividends will be at the discretion of our board of directors and will be subject to our articles of association and Israeli law. Currently Mivtach Shamir Holdings and Mez-Op Holdings have an aggregate of five designees on our board of directors and therefore can cause us to distribute cash dividends, subject to our articles of association and Israeli law. See "Management — Shareholders' Agreement between Mivtach Shamir Holdings and Mez-Op Holdings" for a description of the agreement between Mivtach Shamir Holdings and Mez-Op Holdings.

CAPITALIZATION

The following table shows our actual and as adjusted capitalization as of September 30, 2003, assuming the completion of the offering at an assumed public offering price of $41.41 per share, which is equal to NIS 181.50, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on January 11, 2004.

The number of shares issued and outstanding, actual and as adjusted, excludes:

•	450,000 additional ordinary shares that the underwriters may purchase from us upon exercise of the underwriters' option to cover any overallotments;
•	962,830 shares held by one of our wholly-owned subsidiaries and treated as treasury shares;
•	an aggregate of 1,467,100 ordinary shares issuable upon exercise of outstanding options, including 550,000 options to be granted simultaneously with the offering; and
•	an aggregate of 45,650 ordinary shares reserved by us for issuance upon exercise of options to be granted in the future.

	As of September 30, 2003
	Actual	As adjusted
	(in thousands) (unaudited)

Total debt, including current portion(1)	$1,257	$1,257
Shareholders' equity:
Ordinary shares; 35,000,000 shares authorized, 10,297,818 shares issued and outstanding, actual, and 12,547,818 shares issued and outstanding, as adjusted	3,377	3,890
Additional paid-in capital	34,530	119,599
Accumulated other comprehensive income	829	829
Retained earnings	60,485	60,485
Treasury stock	(6,618)	(6,618)
Total shareholders' equity	$92,603	$178,185
Total capitalization	$93,860	$179,442

(1)	This debt is secured by a lien on our headquarters. See Notes 8 and 9(b) to our consolidated financial statements.

DILUTION

Our net tangible book value on September 30, 2003 was approximately $84.2 million, equivalent to $8.18 per share. We have calculated our net tangible book value per share by:

•	subtracting our liabilities and intangible assets from our total assets; and
•	dividing the difference by the number of ordinary shares outstanding.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on September 30, 2003 would have been approximately $169.8 million, equivalent to $13.53 per share. The adjustments made to determine pro forma net tangible book value per share are as follows:

•	an increase in total assets to reflect the net proceeds of the offering received by us as described under "Use of Proceeds;" and
•	the addition of the 2,250,000 shares offered by us through this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $5.35 per share and the dilution to new investors:

Assumed public offering price per share		$41.41
Net tangible book value per share as of September 30, 2003	$8.18
Increase in net tangible book value per share attributable to the offering	5.35
Pro forma net tangible book value per share as of September 30, 2003 after giving effect to the offering		13.53
Dilution per share to new investors in the offering		$27.88

SELECTED CONSOLIDATED FINANCIAL DATA

This section presents our selected consolidated financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data in this section are not intended to replace the consolidated financial statements.

We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The following data were derived from our audited consolidated financial statements included elsewhere in this prospectus:

•	consolidated statement of income data for the years ended December 31, 2000, 2001 and 2002; and
•	consolidated balance sheet data as of December 31, 2001 and 2002.

The following data were derived from our audited consolidated financial statements that are not included in this prospectus:

•	consolidated statement of income data for the years ended December 31, 1998 and 1999; and
•	consolidated balance sheet data as of December 31, 1998, 1999 and 2000.

The data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are unaudited. In the opinion of management, these data reflect and include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this data. Results for interim periods are not necessarily indicative of the results expected for the entire year.

Our sales in North America are made through our subsidiary, Lipman U.S.A., Inc. We established Lipman U.S.A. in 1993. We reacquired 100% ownership of Lipman U.S.A. in September 1999 after having sold a 60% interest to an unaffiliated company in 1997. As a result, our consolidated statement of income data contained in this section for all periods after September 30, 1999 include the results of operations of Lipman U.S.A. From January 1, 1998 to September 30, 1999, we accounted for our investment in Lipman U.S.A. using the equity method.

In accordance with the rules of the Israeli Securities Authority and the Tel Aviv Stock Exchange, we report our consolidated financial statements in Israel in NIS prepared in accordance with generally accepted accounting principles as applied in Israel. Our consolidated financial statements in this prospectus are prepared in dollars in accordance with generally accepted accounting principles in the United States. After the offering, we will report our consolidated financial statements in the U.S. in dollars prepared in accordance with generally accepted accounting principles as applied in the U.S. In addition, we expect that after we file our annual reports in the U.S. and Israel with respect to the year ending December 31, 2003, we will, subject to approval of our shareholders, report our consolidated financial statements in Israel in dollars prepared in accordance with generally accepted accounting principles as applied in the U.S. rather than in NIS prepared in accordance with generally accepted accounting principles as applied in Israel.

	Year ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Statement of Income Data:
Revenues	$16,548	$36,903	$60,030	$62,958	$85,534	$60,901	$80,809
Cost of revenues(1)	8,580	19,637	27,475	27,716	37,046	25,746	40,068
Gross profit	7,968	17,266	32,555	35,242	48,488	35,155	40,741
Operating expenses:
Research and development(1)	1,310	1,444	2,937	3,215	4,043	2,841	3,577
Selling and marketing(1)	3,206	5,674	10,297	11,802	12,422	9,146	11,630
General and administrative(1)	1,268	2,029	3,588	4,519	5,466	3,767	4,379
Stock-based compensation	—	—	3,443	4,253	2,746	2,428	1,054
Amortization of goodwill and other intangible assets	—	325	1,982	1,844	206	154	154
Total operating expenses	5,784	9,472	22,247	25,633	24,883	18,336	20,794
Operating income	2,184	7,794	10,308	9,609	23,605	16,819	19,947
Financial income (expenses), net	(29)	(890)	434	221	160	(181)	2,303
Other income (expenses), net	983	472	(3,003)	(2,712)	(472)	(608)	117
Income before taxes on income	3,138	7,376	7,739	7,118	23,293	16,030	22,367
Taxes on income (benefit)	11	5,422	(425)	2,017	1,366	1,015	2,609
Equity in net earnings (losses) of affiliated companies	(164)	1,242	—	—	—	—	—
Net gain on changes in holdings of affiliated companies	—	11,786	—	—	—	—	—
Net income	$2,963	$14,982	$8,164	$5,101	$21,927	$15,015	$19,758
Dividend paid	$1,000	$2,222	$—	$—	$4,665	$—	$4,661
Dividend per share	$0.09	$0.22	$—	$—	$0.47	$—	$0.45
Basic net earnings per share	$0.30	$1.51	$0.82	$0.51	$2.18	$1.50	$1.95
Diluted net earnings per share	$0.30	$1.51	$0.82	$0.51	$2.11	$1.45	$1.86
Weighted average number of shares used in computing
Basic net earnings per share	9,919	9,919	9,946	10,028	10,039	10,032	10,152
Diluted net earnings per share	9,919	9,919	9,968	10,049	10,371	10,340	10,640
______________
(1) Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:
Cost of revenues	$—	$—	$35	$65	$70	$55	$25
Research and development	—	—	899	1,026	654	552	172
Selling and marketing	—	—	129	235	418	355	122
General and administrative	—	—	2,380	2,927	$1,604	1,446	735
	—	—	$3,443	$4,253	$2,746	$2,428	$1,054

	At December 31,					At September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,683	$14,748	$7,374	$22,802	$35,522	$50,067
Working capital	12,077	12,539	24,878	38,505	59,534	77,889
Total assets	24,393	65,049	56,884	64,547	86,300	112,411
Total debt	1,863	1,948	1,576	1,262	1,268	1,257
Shareholders' equity	17,120	37,002	43,578	52,992	73,658	92,603

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading worldwide provider of electronic payment systems. Our products include landline and wireless POS terminals, PIN pads, electronic cash registers, self-service systems that include ATMs and related applications.

We were incorporated in Israel in 1974. Our ordinary shares began trading on the Tel Aviv Stock Exchange in May 1993. Since our inception, we have been engaged in the development, manufacturing, marketing and sale of advanced electronic products. Initially, we produced electronic products such as devices for tuning communication receivers and digital radios for the defense industry. From 1982 to 1989, we developed, manufactured and sold testing systems for public telephone exchanges, POS products and cash registers for the retail industry. Since the end of 1989, we have focused our product development efforts on electronic payment systems and have generally marketed them under the NURIT brand name. In 1995, we incorporated wireless POS terminals into our product offerings. In 2003, we formed a joint venture with two partners to develop, market and operate prepaid cellular airtime payment systems in Israel. We use the equity method to account for our interest in this joint venture.

Our revenues consist primarily of sales of our electronic payment systems, and, to a lesser extent, rentals of our electronic payment systems, warranty services and maintenance and support services. Sales of our electronic payment systems accounted for 91.5% of our revenues in 2000, 91.0% of our revenues in 2001, 90.0% of our revenues in 2002 and 92.5% of our revenues in the nine months ended September 30, 2003.

We currently generate recurring revenue from rentals of our POS terminals in Israel and the U.S. for which we bill our customers monthly and by providing after-sale support and extended warranties. We have recently developed and launched additional applications that are expected to generate recurring revenues in the future. We expect to generate revenues from our prepaid systems from each transaction at the point of sale for the sale of prepaid cellular airtime and other prepaid services. We also intend to begin operating ATMs in retail locations, allowing us to earn revenues on transactions for prepaid services such as restaurant vouchers, gift cards and stored-value cards. We expect that recurring revenues will represent an increasing percentage of our revenues over the next several years.

Over the past three years, our strategy has been to expand on a targeted basis the geographical areas that we serve. The following table indicates our revenues by geographical region during 2000, 2001 and 2002 and the nine months ended September 30, 2003 (dollars in thousands):

	Year ended December 31,						Nine months ended September 30, 2003
	2000		2001		2002
							(unaudited)
U.S.	$41,728	69.5%	$38,721	61.5%	$45,866	53.6%	$37,882	46.9%
Turkey	8,599	14.3	10,305	16.4	19,608	22.9	18,182	22.5
Europe	1,781	3.0	3,643	5.8	6,219	7.3	8,113	10.0
Latin America	25	—	1,562	2.5	1,944	2.3	7,607	9.4
Israel	6,603	11.0	5,666	9.0	7,698	9.0	7,511	9.3
Other	1,294	2.2	3,061	4.8	4,199	4.9	1,514	1.9
Total	$60,030	100.0%	$62,958	100.0%	$85,534	100.0%	$80,809	100.0%

Cost of revenues consists primarily of raw material costs, salaries and related personnel expenses for employees engaged in the assembly of our products, overhead charges relating to the manufacture of our products and maintenance and support services relating to our products. Pricing pressures on our products increased during 2003 and are expected to continue to be a significant competitive factor impacting our results for the foreseeable future. These pricing pressures were the primary reason our gross profit percentage decreased from 57.2% in the first quarter of 2003 to 45.2% in the second quarter of 2003.

Our gross profit percentage from the sale of our products in Turkey was lower during the second quarter of 2003 than in the first quarter of 2003 because of increased competition and competitive pricing pressures in that market. Our increased sales in Brazil also had a negative impact on our gross profit percentage because import taxes imposed on sales of products manufactured outside of Brazil and competitive pricing pressures caused our gross profit percentage on sales in Brazil to be lower than in other markets. In addition, our gross margins in the U.S. were lower in the second quarter of 2003 than in the first quarter of 2003 as a result of the costs of our value incentive program, or VIP reward program, and competitive pricing. Our gross profit percentage in the third quarter of 2003 increased to 50.2% primarily as a result of better margins in Turkey and increased sales in Spain of higher margin products. We also received a customs credit which resulted in a positive impact of 1.2% on our gross profit percentage for the third quarter of 2003. As a result of competitive pricing and other factors, our gross profit percentage will be lower in the fourth quarter of 2003 than in the nine months ended September 30, 2003 and lower in 2003 than in 2002. We also expect our gross profit percentage to be lower in 2004 than in 2003.

Research and development expenses consist primarily of direct employee compensation expenses and the cost of equipment and materials, depreciation and rent associated with our research and development activities. Research and development expenses also include expenses incurred in connection with our outsourced research and development activities, and obtaining certifications from industry standard setting groups. All research and development costs are expensed as incurred.

Selling and marketing expenses consist primarily of salaries, commission and related personnel, depreciation and rent expenses for our sales personnel, expenses related to foreign representative offices, costs of marketing and related trade shows, exhibitions and promotional expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, investor and public relations, depreciation and professional fees.

Stock-based compensation consists of non-cash charges based on the fair value of options granted by us. We expense options as they vest based on the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period. We granted 120,000 options to our chairman of the board. One half of these options vested on December 31, 2003 and the remainder will vest upon completion of this offering. We expect that this will result in a stock-based compensation charge of approximately $1.2 million in the fourth quarter of 2003 and $1.1 million in the first quarter of 2004. In addition, we expect to grant options to purchase 550,000 ordinary shares at the time of this offering with an exercise price equal to the higher of the offering price and the closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date of this prospectus. We expect that this will result in stock-based compensation charges of $3.0 million for 2004. The expected charges in 2004 are based on an assumed offering price of $41.41 per share.

Amortization of goodwill and other intangible assets in 2000 and 2001 consisted of non-cash charges related to the reacquisition of a majority interest in our U.S. subsidiary. As a result of the adoption of new accounting rules, effective January 1, 2002, amortization of goodwill and other intangible assets consists of the amortization of intangible assets that have a definite life. Goodwill and intangible assets with an indefinite life are no longer amortized and are subject to periodic impairment tests.

Financial income (expenses), net consists of interest received on deposits or short-term investments, offset by interest expense on borrowings, and incorporates adjustments due to exchange rate variances.

Other income (expenses), net consists primarily of the change in the value of our holdings in Wizcom Technologies Ltd., a former subsidiary organized in 1995. We currently own approximately 18.6% of the outstanding shares of Wizcom. Wizcom is a publicly traded company listed on the Frankfurt Stock Exchange. Our investment in Wizcom is included in "Long-term marketable securities" on our consolidated balance sheet and is classified as available-for-sale marketable securities because we do not have significant influence over the management and operations of this company. Under the available-for-sale method, this investment is carried at market value with unrealized gains reported in "Accumulated other comprehensive income." Until June 30, 2003, unrealized gains or losses on the investment in Wizcom were immaterial and, therefore, included in the statement of income. In the third quarter of 2003, the increase in the value of the investment in Wizcom was reported as a separate component in shareholders' equity.

We currently have a dispute with a former distributor of our products in Brazil. This former distributor currently owes us $1.4 million. We expect to begin an arbitration proceeding to collect the amounts owed to us. Although we believe we will recover these amounts, we cannot be certain this will be the case. Any amounts not recovered, including arbitration or other collection costs, would result in a charge to our statement of income.

Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, we have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Our status as an Approved Enterprise provides us with a reduced tax rate of approximately 15% for 2003 and a rate of up to 25% from 2004 to 2008. Our tax rate after 2003 might be less than 25% depending upon future capital investments and Approved Enterprise certifications as well as the rate of growth of our revenues. The effective tax rate in our statement of income may be different than our Approved Enterprise tax rate because the basis for computing theoretical taxes on income for financial statement purposes in dollars under generally accepted accounting principles as applied in the U.S. differs from the basis for computing taxes under Israeli law where income is based on financial statements in NIS that are adjusted for inflation in Israel. In addition, other items included in our financial statements, such as stock-based compensation or financial income, can affect our effective tax rate because they either may not be deductible or may not be considered income for tax purposes in Israel.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate past judgments and our estimates, including those related to revenue recognition and accounts receivable, bad debts, stock-based compensation, inventories, foreign currency and goodwill. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

    Revenue Recognition and Accounts Receivable

Most of our revenues relate to product shipments, which are recognized upon shipment of product pursuant to Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 requires that four basic criteria must be met before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;
•	delivery has occurred or services have been rendered;
•	the fee is fixed or determinable; and
•	collectibility is probable.

Determinations related to the third and fourth criteria above are based on management's judgments regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees.

If changes in conditions cause management to determine these criteria are not met for future transactions, revenue recognized for any reporting period could be adversely affected. Although we meet the requirements of SAB 101 upon shipment of product and the recording of revenue, we continually evaluate our accounts receivable for any bad debts and make estimates for any bad debt allowances.

We maintain a general allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We also compute an allowance based upon a specific customer account review of our customers. Our assessment of the ability of our customers to pay generally includes direct contact with the customer, investigation into their financial status, as well as consideration of their payment history with us. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. If we determine, based on our assessment, that it is more likely than not that a customer will be unable to pay, we will write off the account receivable.

    Stock-based Compensation

We have decided voluntarily to account for employee stock options in accordance with SFAS
No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 123 defines a fair value based method of accounting for employee stock option compensation. We concluded that stock options are a form of employee compensation expense, and therefore believe that it is appropriate that these costs be recorded in our financial results to more clearly reflect economic reality.

We use the Black-Scholes option-pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions that are generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

We also recorded stock-based compensation of $688,000 for the nine months ended September 30, 2003 in connection with options granted to our chairman of the board of directors. These options are accounted for as a variable plan under the fair value method under SFAS No. 123, in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Accounting, or in Conjunction with Selling, Goods or Services," and Emerging Issues Task Force No. 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other than Employees."

    Inventories

We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions generally over a twelve-month period on an item-by-item basis. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

    Foreign Currency

A significant portion of our operations is conducted through operations in foreign countries. Revenues from our international operations outside of Israel represented 91% of our total revenues for the year ended December 31, 2002 and 91% for the nine months ended September 30, 2003. For the year ended December 31, 2002, approximately 88% of our total revenues was recorded in dollars, 9% in NIS and 3% in Euros and for the nine months ended September 30, 2003 approximately 86% of our revenues was recorded in dollars, 10% in NIS and 4% in Euros.

In accordance with the relevant accounting standards, we are required to translate the financial statements of our Israeli and foreign operations from the currency in which they keep their accounting records, generally the local currency, into dollars. The treatment of this translation in our consolidated financial statements depends on our determination of the functional currency of our Israeli and foreign entities. The functional currency is determined based on economic and operational aspects of the Israeli and foreign entities. Generally, the currency in which the entity transacts a majority of its transactions, including billings, financing, payroll and other expenditures, as well as any dependency upon the Israeli entity and the nature of the operations, are considered in determining the functional currency. Based on our assessment, we have determined that the functional currency of our Israeli and foreign entities is the dollar. This is principally based on the billing arrangements, dependency on the parent and nature of our operations. As a result of the functional currency being the dollar, any translation gains or losses are recorded in our consolidated statements of income.

    Goodwill and Intangible Assets with an Indefinite Life

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

We completed the transitional impairment review of goodwill and intangible assets with an indefinite life as required by SFAS No. 142 and determined that there was no indication of impairment with respect to goodwill and intangible assets with an indefinite life as of January 1, 2002. We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. As of December 31, 2002, no impairment was required.

Results of Operations

The following table shows selected items from our consolidated statements of income as a percentage of our total revenues:

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	45.8	44.0	43.3	42.3	49.6
Gross profit	54.2	56.0	56.7	57.7	50.4
Operating expenses:
Research and development	4.9	5.1	4.7	4.7	4.4
Selling and marketing	17.2	18.7	14.6	15.0	14.4
General and administrative	6.0	7.2	6.4	6.2	5.4
Stock-based compensation	5.7	6.8	3.2	4.0	1.3
Amortization of goodwill and other intangible assets	3.3	2.9	0.2	0.3	0.2
Total operating expenses	37.1	40.7	29.1	30.2	25.7
Operating income	17.1	15.3	27.6	27.5	24.7
Financial income (expenses), net	0.7	0.4	0.2	(0.3)	2.8
Other income (expenses), net	(5.0)	(4.3)	(0.5)	(1.0)	0.1
Income before taxes on income	12.9	11.3	27.2	26.2	27.6
Taxes on income (benefit)	(0.7)	3.2	1.6	1.7	3.2
Net income	13.6%	8.1%	25.6%	24.5%	24.4%

Nine months ended September 30, 2002 and 2003

Revenues.    Revenues increased 32.7% to $80.8 million in the nine months ended September 30, 2003 from $60.9 million in the nine months ended September 30, 2002. Revenues increased primarily as a result of our commencement of sales in Brazil which resulted in $7.0 million of revenues in the nine months ended September 30, 2003, as well as increases in sales of $4.6 million in Spain, $4.3 million in the U.S., and $2.9 million in Turkey. These increases were primarily due to an increase of approximately 42.6% in unit volume resulting in part from the introduction of upgraded products, offset, in part, by a decrease of approximately 7.0% in average unit prices.

Cost of revenues.    Cost of revenues increased 55.6% to $40.1 million in the nine months ended September 30, 2003 from $25.7 million in the nine months ended September 30, 2002. Gross profit as a percentage of revenues decreased to 50.4% in the nine months ended September 30, 2003 from 57.7% in the nine months ended September 30, 2002. The decrease in gross profit as a percentage of revenues was attributable to pricing pressures on sales in Turkey as a result of increased competition in that market, low gross margins on sales in Brazil because of competitive pricing and import taxes imposed on sales of products manufactured outside of Brazil and lower gross margins in the U.S. as a result of the costs of our VIP reward program and competitive pricing.

Research and development.    Research and development expenses increased 25.9% to $3.6 million in the nine months ended September 30, 2003 from $2.8 million in the nine months ended September 30, 2002. This increase was attributable primarily to an increase in personnel expenses due to the continued expansion of our research and development department. In addition, we continued the expansion of the division we established in 2002 within research and development to develop new applications in connection with our strategy to increase recurring revenues. These increased expenses were partially offset by cost savings in the nine months ended September 30, 2003 from research and development activities related to local product adaptation that were outsourced to lower cost areas in India and Russia. As a result, research and development expenses as a percentage of revenues were 4.4% in the nine months ended September 30, 2003 compared to 4.7% in the nine months ended September 30, 2002.

Selling and marketing.    Selling and marketing expenses increased 27.2% to $11.6 million in the nine months ended September 30, 2003 from $9.1 million in the nine months ended September 30, 2002. This increase was attributable primarily to the expansion of our marketing efforts, including hiring additional sales personnel and increased sales commissions as a result of higher sales. Selling and marketing expenses as a percentage of revenues decreased to 14.4% in the nine months ended September 30, 2003 from 15.0% in the nine months ended September 30, 2002 as a result of the increase in revenues.

General and administrative.    General and administrative expenses increased 16.2% to $4.4 million in the nine months ended September 30, 2003 from $3.8 million in the nine months ended September 30, 2002. This increase was attributable primarily to higher bonus provisions as a result of the increase in our net income. General and administrative expenses as a percentage of revenues decreased to 5.4% in the nine months ended September 30, 2003 from 6.2% in the nine months ended September 30, 2002 as a result of the increase in our revenues.

Stock-based compensation.    Stock-based compensation expenses decreased 56.6% to $1.1 million in the nine months ended September 30, 2003 from $2.4 million in the nine months ended September 30, 2002. The decrease is attributable to the accelerated method we use to calculate stock-based compensation. In the nine months ended September 30, 2002, we recognized stock-based compensation of $1.8 million in connection with options granted in 1999 and $600,000 in connection with options granted in 2001. In the nine months ended September 30, 2003, stock-based compensation consisted primarily of the fair value of options granted to our chairman of the board of directors during that period.

Amortization of goodwill and other intangible assets.    Amortization of goodwill and other intangible assets was $154,000 in each of the nine-month periods ended September 30, 2003 and 2002.

Financial income, net.    Financial income, net was $2.3 million in the nine months ended September 30, 2003 compared to $181,000 of financial expenses, net in the nine months ended

September 30, 2002. This increase was primarily the result of the strengthening of the value of the NIS compared to the dollar in the nine months ended September 30, 2003. We had an increase of $1.3 million in interest income during the nine months ended September 30, 2003 due to higher average cash balances and higher interest rates on NIS deposits. In addition, a significant portion of our cash and cash equivalents were held in NIS denominated accounts resulting in a currency gain of $1.0 million that was included in financial income.

Other income (expense), net.    We had other income, net of $117,000 in the nine months ended September 30, 2003 compared to other expense, net of $608,000 in the nine months ended September 30, 2002.

Taxes on income.    Taxes on income were $2.6 million in the nine months ended September 30, 2003, representing an effective tax rate of 11.7%, compared to $1.0 million in the nine months ended September 30, 2002, representing an effective tax rate of 6.3%. The decrease in the value of the dollar against the NIS in the nine months ended September 30, 2003 resulted in higher financial income as reported in NIS in Israel under Israeli GAAP. This financial income is taxable in Israel resulting in a higher effective tax rate in the nine months ended September 30, 2003. We expect that our effective tax rate for all of 2003 will be higher than in 2002.

Years Ended December 31, 2001 and 2002

Revenues.    Revenues increased 35.9% to $85.5 million in 2002 from $63.0 million in 2001 primarily as a result of increases in sales of $9.3 million in Turkey and $7.1 million in the U.S. These increased revenues were in large part attributable to the introduction of more advanced and more secure POS terminals and sales to new customers in these two markets. In addition, our sales increased by $2.5 million in Spain, $1.6 million in China and $1.0 million in Brazil.

Cost of revenues.    Cost of revenues increased 33.7% to $37.0 million in 2002 from $27.7 million in 2001. This increase was attributable primarily to the increase in revenues. Gross profit as a percentage of revenues increased to 56.7% in 2002 from 56.0% in 2001. We were able to maintain our gross profit percentage despite increased pricing pressures by continuing to realize economies of scale and production efficiencies.

Research and development.    Research and development expenses increased 25.8% to $4.0 million in 2002 from $3.2 million in 2001. This increase was attributable mainly to an increase in personnel expenses due to the continued expansion of our research and development department. In addition, in 2002, we established a new division within research and development to develop new applications in connection with our strategy to increase recurring revenues. These increased expenses were partially offset by cost savings in 2002 from research and development activities related to local product adaptation that were outsourced to lower cost areas in India and Russia. Research and development expenses as a percentage of revenues decreased to 4.7% in 2002 from 5.1% in 2001 primarily due to the increase in revenues in 2002.

Selling and marketing.    Selling and marketing expenses increased 5.3% to $12.4 million in 2002 from $11.8 million in 2001. This increase was attributable primarily to the expansion of marketing efforts in the U.S., Turkey, Latin America and Spain. Selling and marketing expenses as a percentage of revenues decreased to 14.5% in 2002 from 18.7% in 2001 as a result of the increase in revenues in 2002.

General and administrative.    General and administrative expenses increased 21.0% to $5.5 million in 2002 from $4.5 million in 2001. This increase was attributable mainly to an increase in the number of executive personnel and higher bonus provisions as a result of the increase in our net income. General and administrative expenses as a percentage of revenues decreased to 6.4% in 2002 from 7.2% in 2001 as a result of the growth in our revenues in 2002.

Stock-based compensation.    Stock-based compensation expenses decreased 35.4% to $2.7 million in 2002 from $4.3 million in 2001. The decrease is attributable to the accelerated method we use to calculate stock-based compensation. In 2001, we granted options to purchase an aggregate of 877,500 shares at an exercise price of $9.00 per share. In 2001, we recognized stock-based compensation of

$800,000 in connection with these grants and $3.5 million in connection with options granted in 1999. In 2002, we recognized stock-based compensation of $1.4 million in connection with the options granted in 1999 and $760,000 in connection with the options granted in 2001. In addition, in 2002 options to purchase 516,000 shares granted in 1999 were cancelled. As a result of this cancellation, the remaining unamortized compensation related to the cancelled options, equal to $514,000, was charged to stock-based compensation expense. We did not grant any options in 2002.

Amortization of goodwill and other intangible assets.    Amortization of goodwill and other intangible assets decreased 88.8% to $206,000 in 2002 from $1.8 million in 2001. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, in 2002, amortization of goodwill and other intangible assets consisted solely of amortization of intangible assets with a definite life.

Financial income, net.    Financial income, net decreased 27.6% to $160,000 in 2002 from $221,000 in 2001. This decrease was due primarily to the decline in interest rates in the U.S.

Other expenses, net.    Other expenses, net decreased 82.6% to $472,000 in 2002 from $2.7 million in 2001. This decrease was primarily attributable to the smaller decline in the value of our shareholding in Wizcom in 2002 compared to 2001.

Taxes on income.    Taxes on income were $1.4 million in 2002, representing an effective tax rate of 5.9%, compared to $2.0 million in 2001, representing an effective tax rate of 28.3%. Stock-based compensation was not an expense deductible for tax purposes in Israel in 2001 and 2002. Stock-based compensation was higher in 2001 than in 2002, while income before taxes on income was lower in 2001. This caused the effective tax rate to be 17.3% higher in 2001 than in 2002. The basis for computing theoretical taxes on income for financial statement purposes under U.S. GAAP differs from the basis for computing taxes under Israeli law where income is based on financial statements in NIS that are adjusted for inflation in Israel. This caused the effective tax rate to be 9.8% higher in 2001 than in 2002. These two factors that increased the effective tax rate in 2001 compared to 2002 were offset in part by our Approved Enterprise status, which resulted in tax benefits that were proportionally greater in 2001 and benefited the effective tax rate in 2001 by 4.7% compared to the effective tax rate in 2002. The net effect of these items caused the effective tax rate to be 22.4% higher in 2001 than in 2002.

Years Ended December 31, 2000 and 2001

Revenues.    Revenues increased 4.9% to $63.0 million in 2001 from $60.0 million in 2000, primarily as a result of increases in sales of $1.8 million in Spain, $1.7 million in Turkey, $1.0 million in Brazil and $800,000 in South Africa, offset in part by a decrease in sales of $3.0 million in the U.S.

Cost of revenues.    Cost of revenues increased 0.9% to $27.7 million in 2001 compared to $27.4 million in 2000. This increase was attributable primarily to the increase in our revenues. Gross profit as a percentage of revenues increased to 56.0% in 2001 from 54.2% in 2000, primarily due to increased efficiencies in our manufacturing operations.

Research and development.    Research and development expenses increased 9.5% to $3.2 million in 2001 from $2.9 million in 2000. This increase was attributable primarily to an increase in personnel expenses due to the continued expansion of our research and development department. Research and development expenses as a percentage of revenues increased to 5.1% in 2001 from 4.9% in 2000.

Selling and marketing.    Selling and marketing expenses increased 14.6% to $11.8 million in 2001 from $10.3 million in 2000. This increase was attributable primarily to a result of an increase in marketing and sales personnel to support anticipated growth. Selling and marketing expenses as a percentage of revenues increased to 18.7% in 2001 from 17.2% in 2000.

General and administrative.    General and administrative expenses increased 26.0% to $4.5 million in 2001 from $3.6 million in 2000. This increase was attributable primarily to an increase in the number of administrative personnel to support anticipated growth. General and administrative expenses as a percentage of revenues increased to 7.2% in 2001 from 6.0% in 2000.

Stock-based compensation.    Stock-based compensation expenses increased 23.5% to $4.3 million in 2001 from $3.4 million in 2000. The increase was attributable to a grant in 2001 of options to purchase 877,500 shares at an exercise price of $9.00 per share. This grant resulted in additional stock-based compensation expense of $800,000 in 2001. In 2001, we also recognized $3.5 million of stock-based compensation expense in connection with option grants made in 1999. In 2000, we recognized approximately $3.4 million of stock-based compensation expense in connection with option grants made in 1999.

Amortization of goodwill and other intangible assets.    Amortization of goodwill and other intangible assets decreased approximately 7.0% to $1.8 million in 2001 from $2.0 million in 2000. In 2000, we changed the estimated useful life of our goodwill and other intangible assets from 10 years to 7 years, after we obtained a final appraisal of the estimated useful life of the intangible assets purchased in the reacquisition of Lipman U.S.A. As a result, amortization of goodwill and other intangible assets in 2000 included $138,000 of goodwill and other intangible assets that related to 1999.

Financial income, net.    Financial income, net decreased 49.1% to $221,000 in 2001 from $434,000 in 2000. This decrease was due primarily to the decline in interest rates in the U.S.

Other expenses, net.    Other expenses, net decreased 9.7% to $2.7 million in 2001 from $3.0 million in 2000. This decrease was attributable to the smaller decline in the value of our shareholding in Wizcom in 2001 compared to 2000.

Taxes on income.    Taxes on income were $2.0 million in 2001, representing an effective tax rate of 28.3%, compared to a tax benefit of $425,000 in 2000. We had a tax benefit in 2000 as the result of a reversal of a deferred tax liability of $2.8 million.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of income and as a percentage of revenues for the periods indicated. We have prepared this quarterly information on a basis consistent with the audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown. Operating results for any quarter are not necessarily indicative of results for a full year.

	Quarter Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
	(in thousands, except per share data)
Revenues	$13,861	$13,374	$16,180	$19,543	$17,738	$19,252	$23,912	$24,632	$22,257	$27,379	$31,173
Cost of revenues	6,410	6,198	6,973	8,135	7,447	7,436	10,863	11,300	9,549	15,009	15,510

Gross profit	7,451	7,176	9,207	11,408	10,291	11,816	13,049	13,332	12,708	12,370	15,663

Operating expenses:
Research and development	810	778	832	795	861	968	1,012	1,202	1,136	1,182	1,259
Selling and marketing	2,827	2,482	3,151	3,342	2,635	3,303	3,208	3,276	3,712	3,811	4,107
General and administrative	1,025	937	1,093	1,464	1,288	1,073	1,406	1,699	1,579	1,348	1,452
Stock-based compensation	857	857	1,187	1,352	1,928	250	249	319	118	689	247
Amortization of goodwill and other intangible assets	461	461	461	461	51	52	51	52	51	52	51

Total operating expenses	5,980	5,515	6,724	7,414	6,763	5,646	5,926	6,548	6,596	7,082	7,116

Operating income	1,471	1,661	2,483	3,994	3,528	6,170	7,123	6,784	6,112	5,288	8,547
Financial income (expenses), net	(250)	114	(222)	579	(532)	661	(311)	342	189	2,050	64
Other income (expenses), net	(591)	(1,034)	(245)	(842)	(424)	(136)	(48)	136	38	71	8

Income before taxes on income	630	741	2,016	3,731	2,572	6,695	6,764	7,262	6,339	7,409	8,619
Taxes on income	186	614	483	734	455	66	494	351	533	338	1,738

Net income	$444	$127	$1,533	$2,997	$2,117	$6,629	$6,270	$6,911	$5,806	$7,071	$6,881
Basic net earnings per share	$0.04	$0.01	$0.15	$0.30	$0.21	$0.66	$0.62	$0.69	$0.58	$0.70	$0.67
Diluted net earnings per share	$0.04	$0.01	$0.15	$0.30	$0.20	$0.64	$0.61	$0.66	$0.55	$0.67	$0.64

	Quarter Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	46.2	46.3	43.1	41.6	42.0	38.6	45.4	45.9	42.9	54.8	49.8
Gross profit	53.8	53.7	56.9	58.4	58.0	61.4	54.6	54.1	57.1	45.2	50.2
Operating expenses:
Research and development	5.8	5.8	5.1	4.1	4.9	5.0	4.2	4.9	5.1	4.3	4.0
Selling and marketing	20.4	18.6	19.5	17.1	14.9	17.2	13.4	13.3	16.7	13.9	13.2
General and administrative	7.4	7.0	6.7	7.5	7.3	5.6	5.9	6.9	7.1	4.9	4.7
Stock-based compensation	6.2	6.4	7.3	6.9	10.9	1.3	1.0	1.3	0.5	2.5	0.8
Amortization of goodwill and other intangible assets	3.3	3.5	2.9	2.4	0.3	0.3	0.2	0.2	0.2	0.2	0.2
Total operating expenses	43.1	41.2	41.6	37.9	38.1	29.4	24.8	26.6	29.6	25.8	22.8
Operating income	10.6	12.4	15.3	20.4	19.9	32.0	29.8	27.5	27.5	19.3	27.4
Financial income (expenses), net	(1.8)	0.9	(1.4)	3.0	(3.0)	3.4	(1.3)	1.4	0.8	7.5	0.2
Other income (expenses), net	(4.3)	(7.7)	(1.5)	(4.3)	(2.4)	(0.7)	(0.2)	0.6	0.2	0.3	—
Income before taxes on income	4.6	5.5	12.4	19.1	14.5	34.7	28.3	29.5	28.5	27.1	27.6
Taxes on income	1.3	4.6	3.0	3.8	2.6	0.3	2.1	1.4	2.4	1.2	5.6
Net income	3.2%	1.0%	9.4%	15.3%	11.9%	34.4%	26.2%	28.1%	26.1%	25.8%	22.1%

Liquidity and Capital Resources

We have funded our operations primarily through cash from operations. As of September 30, 2003, we had cash and cash equivalents of $50.1 million.

We also have loans that financed our headquarters building in Israel, which also contains one of our manufacturing facilities. As of September 30, 2003, the aggregate outstanding balance under these loans was $1.3 million. These loans, which are linked to the Japanese yen, are payable in equal quarterly installments through 2012 and bear interest at the yen London Inter-Bank Offer Rate plus 1.5% per year. As of September 30, 2003, the annual interest rate on these loans was 1.625%.

Our operating activities provided cash of $2.4 million in 2000 primarily as a result of our net income of $8.2 million and non-cash expenses of $3.4 million related to stock-based compensation, $2.0 million related to amortization of goodwill and other intangible assets and $1.5 million related to the impairment of an investment, offset in part by an increase in inventories of $6.6 million, an increase in trade receivables of $4.3 million and an increase in deferred taxes of $3.0 million. Our operating activities provided cash of $16.9 million in 2001 primarily as a result of net income of $5.1 million, non-cash expenses of $4.3 million related to stock-based compensation, $2.6 million related to the impairment of an investment and $1.8 million related to amortization of goodwill and other intangible assets, as well as a decrease in inventories of $2.9 million and an increase in trade payables of $2.0 million. Our operating activities provided cash of $18.7 million in 2002 primarily as a result of our net income of $21.9 million and non-cash expenses of $2.7 million related to stock-based compensation, offset in part by an increase in inventories of $8.3 million. Our operating activities provided cash of $16.6 million in the nine months ended September 30, 2003, primarily as a result of our net income of $19.8 million and an increase of $4.0 million in payroll and other accruals, $2.8 million in trade payables and a decrease of $1.4 million in inventories, offset by an increase of $11.7 million in trade receivables.

Our trade receivables increased in 2003 primarily because of increased sales in Brazil and Spain where payment cycles are typically longer. Because of the increase in the lead time for delivery of some of our key components, we expect to increase our inventory of components in 2004 to provide a supply of components when we need them.

We used $10.2 million of cash in 2000, $1.3 million of cash in 2001 and $1.9 million of cash in 2002 in investing activities. The cash used in 2000 was primarily for payment of the promissory note issued in connection with our reacquisition of Lipman U.S.A in 1999. In the other periods, cash was used primarily for the acquisition of property, plant and equipment and investments in short-term marketable securities. We had $1.1 million of cash provided by investing activities in the nine months ended September 30, 2003, primarily as a result of proceeds of $1.9 million from the sale of marketable securities, offset in part by $546,000 used for the acquisition of property, plant and equipment.

We used $4.1 million of cash in 2002 in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $658,000 received from the issuance of shares upon the exercise of stock options. In 2001, we used $114,000 of cash in financing activities, primarily consisting of $127,000 in principal payments of long-term bank loans. In 2000, we had net cash provided by financing activities of $398,000, consisting of $566,000 received from the issuance of shares upon the exercise of stock options, offset in part by $168,000 in principal payments of long-term bank loans. For the nine months ended September 30, 2003, we used $3.1 million of cash in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $1.6 million received from the issuance of shares upon the exercise of stock options.

We believe that the net proceeds of this offering, cash from operations and our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. Part of our strategy is to pursue acquisition opportunities and establish joint ventures. The completion of one or more acquisitions or the establishment of one or more joint ventures could affect our need for additional capital.

As of December 31, 2002, our contractual obligations were as follows (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term bank loans	$1,268	$124	$248	$248	$648
Operating leases	1,376	312	306	264	494
Minimum purchase commitment	998	—	998	—	—
Total cash obligations	$3,642	$436	$1,552	$512	$1,142

Quantitative and Qualitative Disclosures About Market Risk

We develop and manufacture products primarily in Israel and sell them in the U.S., Turkey, Israel and other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in dollars, a strengthening of the dollar could make our products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the U.S. and Israel since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Capital Expenditures

We had capital expenditures of $936,000 in 2000, $913,000 in 2001, $1.3 million in 2002 and $546,000 in the nine months ended September 30, 2003. Our capital expenditures were approximately $1.3 million in 2003. We expect that our capital expenditures will be approximately $2.0 million in 2004. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2000 consisted primarily of the purchase in Israel of manufacturing equipment for $482,000 and vehicles for $125,000 and the purchase in the U.S. of leasehold improvements, office furniture and equipment and computers and peripheral equipment for $251,000 in connection with the move to new offices by Lipman U.S.A. Our capital expenditures in 2001 consisted primarily of the purchase in Israel of leasehold improvements and office furniture and equipment for $249,000 in connection with the expansion of our facilities in Israel and vehicles for $347,000 and the purchase in the U.S. of computers and peripheral equipment for $162,000. Our capital expenditures in 2002 consisted primarily of the purchase in Israel of manufacturing equipment for $500,000 in connection with the expansion of our manufacturing facilities in Israel and vehicles for $530,000 and the purchase in the U.S. of computers and peripheral equipment for $197,000. Our capital expenditures in the nine months ended September 30, 2003 consisted primarily of the purchase in Israel of manufacturing equipment for $185,000 and the purchase in the U.S. of office furniture and equipment and computers and peripheral equipment for $188,000 and the purchase of vehicles for $130,000.

Trend Information

Trends contributing to the increased demand for electronic payment terminals include growth of credit and debit card usage in the U.S. and other established markets, the adoption of electronic payments in new markets such as China, India and Russia and new or improved infrastructure of communication networks. In addition, many existing terminals are becoming obsolete due to new security standards designed to prevent fraud and we believe they will need to be updated or replaced in the near future.

Competition in the market for electronic payment systems is also increasing, which is resulting in significant pressure on prices and lower gross margins. Increasing competition and the need to incorporate the latest technologies into products to compete in our markets require us to make significant investments in research and development to offer competitive new products and services.

Seasonality

Historically, our revenues and results of operations have been stronger in the second half of the year as a result of increased purchases of POS payment systems to satisfy increased retail demand during the holiday season. Furthermore, our customers' capital budgets typically end at the end of the year, which leads to higher spending at the end of the year.

Impact of Inflation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Most of our revenues are denominated in dollars. However, a large portion of our costs is incurred at our facilities in Israel, resulting in a substantial portion of our operating expenses being denominated in NIS. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. A devaluation of the NIS against the dollar would result in an increase in operating income, as expressed in dollars, while an increase in the value of NIS against the dollar would result in an increase in our operating expenses and adversely affect our operating income, as expressed in dollars

The annual rate of inflation in Israel was 6.5% in 2002, 1.4% in 2001, 0% in 2000 and 1.3% in 1999. The NIS weakened against the dollar by approximately 7.3% in 2002, and 9.3% in 2001, and strengthened against the dollar by approximately 2.7% in 2000.

Significant Subsidiaries

Lipman U.S.A., Inc. and Lipman Electronics Consulting Limited are our significant subsidiaries that we wholly own. Lipman U.S.A., Inc. is a New York corporation and Lipman Electronics Consulting Limited is a company organized under the laws of Turkey.

BUSINESS

Overview

We are a leading worldwide provider of electronic payment systems. Our products include landline and wireless POS terminals, PIN pads, electronic cash registers, self-service systems that include ATMs and related applications. Our electronic payment systems are generally sold under our NURIT brand name. They are designed to be reliable, easy to use, and cost-efficient and provide our customers with a low total cost of ownership and additional revenue generating opportunities. We have established ourselves as a technology leader in the electronic payment industry by developing and integrating advanced technologies and security features and applications into our products.

According to The Nilson Report, a publication specializing in worldwide consumer payment systems, in 2002 we were the fourth largest POS terminal provider in the U.S., the second largest in the Middle East and Africa and the fourth largest in the world. We believe that we have the largest installed base of POS terminals in Turkey and Israel. As a result of our focused marketing strategy, our share of the POS terminal market increased from 2.8% in 1997 to 9.3% in 2002 in the U.S. and from 6.8% in 1997 to 17.6% in 2002 in the Middle East and Africa, according to the Nilson Report. According to ATM & Debit News, our growth rate in terminals shipped in North America was 15.0% in 2002, which was the fastest growth rate among the five largest POS terminal providers.

Industry Background

A card-based POS transaction typically begins when a customer presents a credit or debit card to a merchant for payment. A POS terminal captures the customer's account information from the magnetic strip or electronic chip on the card and electronically transmits this information and the transaction amount to a transaction processor. The processor then electronically communicates with the financial institution that issued the card to determine whether to authorize the transaction. After the determination is made, the processor transmits an authorization or rejection response to the terminal. If the transaction is authorized, the cardholder's account is charged for the transaction. In some cases, merchants also use POS terminals for off-line payment authorizations. To authorize an off-line transaction, the terminal applies algorithms to the information stored on the terminal and the card, thereby avoiding the time and cost associated with verifying each transaction individually over a landline or a wireless network.

    Growth of Card-Based Payments

The use of card-based forms of electronic payment such as credit and debit cards by consumers worldwide has steadily increased over the past ten years. According to The Nilson Report, card-based payments in the U.S. grew from 19.7% of total consumer payment transactions in 1995, representing $802.9 billion of expenditures, to 28.6% of total consumer payment transactions in 2001, representing $1.8 trillion of expenditures. Card-based payments in the U.S. are expected to represent 33.7% of total consumer payment transactions by the year 2005 and 40.9% of total consumer payment transactions by 2011. The proliferation of credit and debit cards has made the acceptance of card-based payments almost a necessity for businesses of all sizes in order to remain competitive.

While credit and debit card usage has grown significantly in the U.S., international usage has grown even faster. In 2002, Visa and MasterCard's international transaction volume increased by 15.4%, as compared to their U.S. transaction volume, which increased by 11.1%. In addition to increasing penetration of electronic payments in established markets such as Europe and Asia-Pacific, developing markets such as China, India and Russia are important drivers of growth for POS systems. As electronic payment adoption increases in these markets, merchants, government agencies, banks and retailers will need to purchase equipment to process card-based POS transactions.

    Evolution of Point-of-Sale Equipment and Applications

To accommodate the growth of card-based payments and to facilitate the electronic processing of these payments, automated POS systems were introduced in the early 1980s. These POS systems improved accuracy, lowered costs, decreased transaction time, improved settlement procedures and reduced credit card abuse and fraud compared to the manual, paper-based processes of non-automated POS systems.

New applications developed in recent years have greatly expanded the functionality that POS terminals are able to provide. These new applications include gift and loyalty cards, prepaid cellular phone card activation, signature capture on the terminal screen, electronic capture and storage of receipts, electronic check truncation (which refers to the conversion of a paper check to an electronic transaction), e-mail, interactive couponing and advertising. We believe merchants are increasingly demanding these new applications. These applications require greater memory and faster processing speeds than most of the installed base of POS terminals is capable of supporting. As a result, a significant portion of the installed base of POS terminals will need to be replaced with newer, more powerful terminals. The widespread adoption of card-based payments is also creating a need for terminals in new industries and markets such as fast food restaurants, medical offices and lotteries. Growth in the terminal market is further being driven by use of card systems for identity verification in areas such as healthcare and government benefits where a cardholder uses his card to establish his identity and entitlement to various benefits.

    Increasing Need for Security

The growth of electronic payments has been accompanied by an increase of payment fraud. According to The Nilson Report, members of the Visa and MasterCard associations lost approximately $3.8 billion to fraud in 2002, an increase of 15% over 2001. In response to this, payment processors and terminal providers are aggressively pursuing ways to increase the security of their payment networks. These measures include:

•	the use of a PIN to initiate a transaction at the point-of-sale;
•	encryption algorithms, which securely protect the transaction and authenticate information; and
•	migration to smart cards with embedded processors, which are more difficult to duplicate and contain significantly more information than traditional magnetic strip cards and can be programmed to support different applications.

The major card associations have introduced new security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo LLC, a smart card standards organization, which prescribed new specifications that all new and existing terminals must meet in order to be certified as acceptable for use by their member merchants. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. Visa International also recently introduced new physical security requirements that apply to all PIN entry devices, or PEDs, that are used in a POS device that can accept a Visa cardholder's PIN for authorization. These new requirements, known as Visa PED, mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa or other major card associations.

This focus on security and the introduction of EMVCo and Visa PED requirements is creating increasing demand for POS terminals that incorporate advanced security features and are capable of supporting the new security methods and EMV and Visa PED standards. We believe that most of the terminals currently deployed do not have the processing speed or memory to meet these standards.

    Impact of Wireless Communications

The wireless communications industry has grown substantially in the U.S. and globally over the past twenty years. Cellular networks are faster and in some markets less expensive than landline networks, making the usage of wireless communications for payment processing superior to traditional landline networks. The increased use and availability of wireless communications are also enabling mobile workers and businesses such as taxi drivers and delivery businesses to provide secure on-line payment transaction authorization over cellular networks. The growth of wireless telecommunications and the speed and cost advantage offered by cellular communication are creating a demand for compact, easy-to-use, reliable, wireless POS systems that provide rapid transaction processing for mobile businesses that have traditionally relied on paper-based payments.

    Market Size and Opportunity

The introduction of new POS applications and security standards that require greater memory than that contained in the installed base of POS terminals has created a growing demand by merchants and our customers for newer, more powerful terminals. In addition, the expansion of POS terminals into new and emerging market segments and the increased use of wireless communications are creating new sources of demand for terminals. These factors have resulted in a large and growing market for POS terminals. According to The Nilson Report, manufacturers of POS terminals shipped a total of 7.1 million units worldwide in 2002, up 16.4% from 6.1 million units in 2001 and up 87% from 3.8 million units in 1997. According to ATM & Debit News, North American POS terminal shipments grew by 12.3% in 2002 to 2.0 million terminals, up from a 4.6% increase in 2001 compared to 2000.

Our Solution

Our electronic payment systems provide merchants and transaction processors with the following key benefits:

Broad, integrated product suite.    We have developed a comprehensive suite of electronic payment systems that are easy to use, provide fast, secure transmission of payment and other data and offer significant value on a price-to-performance basis. All of our complementary products run on the same proprietary operating system as our landline POS terminals, allowing the same applications to be implemented across our product line. This makes it more cost-effective for our customers to purchase additional POS products from us than it would be to invest in new products from our competitors. Our complementary products, such as ATMs and electronic cash registers, incorporate user interfaces similar to our landline POS terminals, which makes them easy for users of our landline POS terminals to operate.

Comprehensive security features.    Our electronic payment systems offer high levels of security. Our newest terminals are designed to be tamper resistant so that all secure data is instantly erased if any attempt is made to access the terminal's electronics or if the terminal is opened or tampered with in any way. These terminals also provide visual evidence of any attempted tampering. We have implemented Triple DES (Data Encryption Standard) encryption into our terminals so that they are compatible with the anticipated migration of payment systems to this new industry encryption standard. Our operating system prevents multiple, independent applications from accessing each other's data and assures that application software cannot access encryption keys or secure data, further protecting the security of transaction data. In addition, we have received EMVCo approval for most of our systems. Our recently introduced products, including landline and wireless terminals and PIN pads, have received Visa PED security approval.

Modular and customizable architecture.    We build our POS systems using advanced, modular hardware and software architectures and proprietary customization and management tools. This helps us shorten our production time, reduce manufacturing errors and meet the individual needs of our customers. Our modular architectures allow us to add different software applications to our terminals using our proprietary operating system based on a customer's individual requirements, while maintaining compatibility with electronic payment systems manufactured by others. Our operating system also allows the same applications to be implemented across our product line, which enables us to introduce new products in a cost efficient manner. As a result, new software applications, upgrades and processing system interfaces, also known as protocols, that are developed for one of our products can be easily integrated into other current and future products. We employ advanced hardware components, including proprietary application specific integrated circuits, or ASICs, and flash memory, to produce customized products rapidly, efficiently and cost-effectively. In addition, our sales force uses Configurator, our proprietary software application, to effectively communicate a customer's specific hardware and software customization requirements to our manufacturing, testing, software downloading and packaging operations, thereby shortening our production time and reducing manufacturing costs.

Complete solutions for specific market needs.    We focus our research and development efforts on specific market needs and continually seek to combine our POS systems with proprietary or third-party applications and related services to offer complete solutions that address each stage of the transaction process. For example, we have developed several applications and technologies such as time and attendance and store management applications that integrate the POS terminal with the accounting, inventory management and marketing systems of a merchant. These features transform our POS terminals into critical components of merchants' operations and help them to improve their profitability, increase efficiencies and retain their customers. We also offer our customers a proprietary management system that operates on our network or our customer's network and enables remote downloading, software maintenance and customer support for the end-users of our products.

Low total cost of ownership.    Our electronic payment systems are designed to provide our customers and end-users with a lower total cost of ownership than competing products. A bank or transaction processor's total cost of ownership takes into consideration the cost of the hardware and software required to operate the system, the reliability of the system, the effort required to provide merchant support and the ease with which new software can be developed, installed and modified. Our products incorporate easy-to-use keyboard configurations and monitor displays and user-friendly self-help features that minimize the amount of merchant support a bank or transaction processor must provide to resolve problems that a merchant experiences. We train the help desk personnel of our customers to use our Terminal Control Center so that our customers can respond to most inquiries received from merchants and remotely enter a merchant's terminal through a modem connection to diagnose, repair and download updates in real time. In addition, our modular and customizable architecture simplifies the process of developing, installing and modifying new software applications on our terminals.

Our Strategy

Our objective is to continue to operate as a profitable leader in the electronic payment systems market. The principal elements of our strategy include:

Seek market leadership in target markets.    A key aspect of our marketing strategy is to select a limited number of attractive target markets and concentrate our efforts to become a leader in these markets. We divide the POS terminal market into four primary segments: standalone retail merchants, multi-lane retail stores, petroleum and government. Our marketing efforts currently are focused primarily on the standalone retail merchant segment because we believe that this segment offers strong growth potential. We target specific geographic markets based on the existing level of penetration of card-based payments, the opportunity for rapid growth in the adoption of card-based payments and the competitive landscape for POS systems. Currently, our primary geographic markets are the U.S., Turkey, Israel, Latin America and Spain. We also sell in China, Italy, Russia, Greece, India and Canada.

Establish long-term relationships with our customers.    We believe that one of the key factors contributing to our significant revenue growth has been the long-term relationships we have established with our customers. Our goal is to work with targeted customers to understand the business and the POS requirements of their merchant end-users and provide value-added applications and services to expand sales to these customers over time, rather than engage in one-time sales. We believe that our customers increase their business with us relative to our competitors because of the low total cost of ownership offered by our products, the valuable features our products provide to their merchant customers and the modular, customizable architecture of our products. We believe that we have a significant opportunity to continue to expand our relationships with our customers by selling additional products such as wireless terminals, electronic cash registers and self-service systems, including ATMs, and by selling services such as after-sale support and extended warranties.

Increase our recurring revenues.    We expect the percentage of our total revenues that is generated from recurring sources to increase because many of our newer services are billed on a contractual basis. For example, we offer our POS terminals to some customers on a rental basis in Israel and the U.S. and bill these customers monthly for this service. Additionally, we provide after-sale support and extended warranties under long-term contracts. We expect to generate revenues from our prepaid systems from each transaction for the sale of prepaid cellular airtime and other prepaid services at the point-of-sale. We also intend to begin operating ATMs in targeted retail locations, allowing us to earn revenues on each transaction that takes place at the ATM.

Penetrate new market segments.    We have expanded our targeted market segments to include markets that are not typically associated with payment systems and that can utilize our terminals and our specialized applications. We believe that our broad, integrated suite of products, our modular and customizable architecture, our value-added applications and the low total cost of ownership of our products make us particularly well suited to meet the increasing demands in these market segments. For example, we provide health care providers with customized systems to automate eligibility verification and claims submission processes. We also provide state lotteries with customized terminals that allow the end-users to automate lottery processing, including number selections, payment and generation of winning vouchers. In addition, we offer customized loyalty card programs that our customers can use to promote loyalty and repeat sales by their customers. The demand for POS systems is increasing in these market segments and we expect them to be an important source of our future growth.

Extend our technological leadership.    We have established ourselves as a technology leader in the electronic payment industry by developing innovative POS payment terminals and related products. For example, we believe that we were the first in our industry to offer technologies such as 32-bit processors, which are significantly faster than the traditional 8-bit or 16-bit processors that are used in most of the installed base of terminals, and flash memory, which improves the accuracy and dependability of our terminals. Our research and development activities are driven by present and anticipated market needs and opportunities, which we determine based on discussions with our customers. For example, we began to offer retail ATMs, automatic scrip machines, wireless POS terminals and smart card products in response to specific market needs. We intend to use our technological expertise to continually upgrade our existing products and introduce new products to maintain and enhance our competitive position.

Acquire complementary businesses and technologies.    We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to expand our marketing and distribution capabilities, enhance the features and functionality of our electronic payment systems, facilitate the creation of solutions in the most timely fashion and increase our penetration in targeted markets.

Products

We design, manufacture and sell a broad suite of electronic payment systems. Our principal products are landline and wireless POS terminals along with related PIN pads. We also offer self-service systems and electronic cash registers that incorporate technology similar to that used in our POS terminals. We generally market our products under our NURIT brand name. We recently introduced NURIT Capture, NURIT Store Manager, Lipman ATM Management System, NURIT Terminal Control Center and Lipman Prepaid System. Our proprietary operating system is included in all of our products.

Point-of-Sale Terminals.    We offer compact, low-cost landline and wireless POS terminals that accept all types of magnetic and smart cards and support credit, debit, check, electronic benefits transfer, phone card and other electronically submitted transactions. Our terminals contain built-in receipt printers, ergonomic keyboards and easy-to-read liquid crystal displays. Our POS terminals are designed to occupy minimal counter space and are wall or swivel-base mountable or hand-held for portable use. Our POS terminals are easily integrated with a variety of optional external devices such as PIN pads, check imagers and barcode readers. Our POS terminals have a user interface that can be adapted to the local language in the markets we serve, with customized applications for specific industry use.

Our landline POS terminals are low cost, compact systems that complete transactions with rapid on-line authorizations in permanent locations such as supermarkets, retail stores and restaurants. We offer our users the ability to customize features, including terminal color, company logo, language fonts and keyboard functionality.

Our wireless POS terminals provide quick and efficient online transaction authorization for outdoor locations and mobile retailers. Our wireless terminals can also include a cellular phone. This enables us to offer both voice and data transfer in real time over a broad range of communication networks, including global systems for mobile communication, general packet radio service, Mobitex, DataTac and Cellular Digital Packet Data networks. We believe that our wireless POS terminals are more efficient and, in many markets, less expensive to operate than landline POS terminals. As the cost of communication through wireless systems decreases, we expect to further capitalize on our ability to provide cost-efficient wireless POS terminals.

Personal Identification Number Pads.    Our PIN pads enable a cardholder to enter a code that identifies that individual as the owner of a credit, debit or smart card that is being presented to pay for a transaction. Our PIN pads ensure protection of sensitive card number information by encrypting transactions. Our PIN pads support all major payment types and cards, including smart cards, as well as a wide range of applications, and are often built into our POS terminals. Our PIN pads are designed to be user friendly with easy-to-use keypads, displays and instructional prompts. They are compatible with our POS terminals and electronic cash registers, as well as many third-party POS systems.

Capture.    Capture is our document capture terminal for small and mid-sized retailers that provides electronic capture, storage and retrieval of signatures, credit card receipts and check images to enable efficient, paperless management of transactions. Capture automatically stores signatures and transaction data for fast recall in an image that is time-stamped for protection and fraud prevention. Capture is used in connection with, or integrated into, our POS terminals.

Electronic Cash Registers.    Our electronic cash registers function both as traditional cash registers, collecting and accounting for payments and providing printed receipts, and as POS terminals that transmit information for transaction authorization. Our electronic cash registers are designed for small and mid-sized retailers and consist of a completely integrated POS terminal that supports a variety of communication and electronic transaction capabilities. They also provide support for inventory control and other management functions. Our electronic cash registers accept all means of payment and are capable of operating on a standalone basis or integrated with our Store Manager to provide a more complete solution.

Store Manager.    Store Manager is our web-based service that allows merchant end-users of our electronic cash registers in the U.S. to utilize our central server to remotely perform back-office functions such as managing their inventory and maintaining their financial records from an Internet connection. This service can be accessed using any Internet browser without additional software. We expect to receive a fee from the end-users of this service. We have recently completed a pilot test of this service with approximately 15 merchants using our central server to perform their back-office functions.

Self-Service Systems.    We have applied our technology and experience in developing POS terminals to develop a line of self-service systems. We offer full-size, free standing, countertop and wall-mounted self-service kiosks. Our free standing self-service systems include ATMs and scrip machines. Our ATMs incorporate the same technology used in our POS terminals to rapidly process a customer's request to receive cash, access banking information, make cash or credit card payments or purchase prepaid services. Our ATM kiosks are designed for non-bank or financial institution deployments and are targeted at high traffic retail locations. We believe that our ATMs are more cost-efficient and easier to install and maintain than other retail PC-based ATMs because our ATMs are based on the same technology as our POS terminals. Our scrip machines are counter-top and wall-mounted kiosks that dispense printed coupons or tickets that can be used to purchase goods or services, but do not dispense cash. These scrip machines can be used at venues such as theaters, fast food restaurants, malls and airports.

Our self-service systems can support multiple value-added applications, including dispensing phone cards, gift cards and stored-value cards and initiating cash transfers. Our self-service systems accept cash, credit cards and debit cards to pay for these services, as well as smart cards for prepaid services. Our self-service kiosks satisfy both the customer demand for greater convenience and the need of the site owner to enhance revenue and promote brand equity. These kiosks also enable us to generate recurring revenue from the sales of the products and services dispensed by the self-service system. We have recently completed a pilot program with a national fast food chain in New York and Philadelphia for our ATM kiosks that dispense cash, phone cards, gift cards and stored value cards and initiate cash transfers. We also entered into an agreement with an Israeli bank and a credit card company to form a joint venture to operate our ATMs in Israel.

ATM Management System.    Our web-based ATM Management System provides remote 24/7 monitoring of ATM activity in retail environments. This allows operators of ATM networks to optimize cash inventory based on geographic and time-related usage patterns, analyze financial results in order to determine the best ATM placement and identify potential operational problems related to the ATM. In addition to ATM network monitoring, our ATM Management System provides tools for remote configuration of ATMs, updating software and downloading advertising that appears on the ATM screen.

Terminal Control Center.    Our Terminal Control Center is a proprietary management system that operates on our or our customer's network and enables direct and remote downloading, software maintenance and customer support for the end-users of our products. Our Terminal Control Center allows us to provide support to our customers and allows either us or our customers to provide support to their end-users. Remote downloading is a critical tool that allows our customers to update their installed POS terminals remotely in a quick and efficient manner, thereby eliminating the need to replace their terminals or send technicians to each terminal site to manually update the terminals. We train the help desk personnel of our customers to use our Terminal Control Center so that they can respond to most inquiries they receive from their end-users. We also use our Terminal Control Center to offer centralized support to our customers and end-users for additional services such as creating sales reports. The help desk personnel of our customers, as well as our help desk personnel, can utilize our Terminal Control Center to remotely enter an end-user's terminal through a modem connection to diagnose, repair and download updates in real time.

Prepaid System.    Our Prepaid System is a server-based system for the sale of cellular airtime from multiple cellular operators on our self-service systems, POS terminals or electronic cash registers. Depending on the infrastructure of each cellular operator, our system can connect on-line directly to the cellular operator to prepay for airtime upon sale or purchase airtime in advance and maintain a virtual stock of codes for sale.

At the merchant site, a self-service system, POS terminal or electronic cash register accepts the order for prepaid time, communicates with our Prepaid System, retrieves the appropriate code or airtime authorization and prints a summary of the transaction and a receipt. Consumers can pay for the additional cell phone minutes by any means, including credit card, debit card and cash. Our prepaid system is also compatible with POS terminals and cash registers from any vendor.

In addition to the sale of cellular phone time, our Prepaid System can be set up to sell other types of prepaid services, including vouchers for restaurants, utility services and mass transit vouchers, eliminating the need for a merchant to stock physical prepaid cards.

In 2003, we conducted a pilot project in Israel for our Prepaid System. We recently commenced commercial sales of this system.

Customers and End-Users

In the U.S., our customers are distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. The majority of our U.S. customers resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Outside the U.S., we sell primarily to large banks and financial institutions who provide our terminals to their end-users. In Israel and certain other countries, we also sell or rent directly to a limited number of end-users. To date, we have shipped more than 1,500,000 terminals to locations in 16 countries.

In 2002, we derived approximately 44.0% of our revenues from our four largest customers and 63.2% of our revenues from our ten largest customers. For the nine months ended September 30,

2003, we derived 39.0% of revenues from our four largest customers and 61.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 18.0% of our revenues in 2002 and 18.0% of our revenues in the nine months ended September 30, 2003 and sales to AK Bank of Turkey represented 12.0% of our revenues in 2002 and 9.0% of our revenues in the nine months ended September 30, 2003. We expect to continue to rely on a limited number of customers for a significant percentage of our revenues.

Customer and End-User Service and Support

We are committed to providing high quality, reliable products, and superior service and support for our products. Customer and end-user service and support are an integral part of our business activities. We have assembled a technical support team with localized expertise in Israel, the U.S., Turkey, Spain, China and Russia. Our offices and our customers in these countries utilize our Terminal Control Center, MyNurit.com and Emulator as well as our modular application software to provide customized POS systems for customers or end-users.

MyNurit.com is a web-based tool we make available to our resellers and distributors to streamline and automate their terminal sales and support processes, including contact management, ordering, payment, troubleshooting, downloading terminal software and interactive training. MyNurit.com also provides our resellers with access to our database containing numerous articles related to our industry and allows our resellers to earn and redeem points under our value incentive program, or VIP, reward program. Emulator is our seamless application development environment that combines a software development tool kit with testing, quality assurance and training programming modules. It enables our customers and third-party application developers to rapidly design, write, test and deploy new terminal applications in a graphical user interface environment.

We provide a wide range of support services that increase our profitability and meet the needs of our customers. Our value-added services include help desk services for end-users in the U.S. and Israel, terminal download services to download merchant specific parameters in the U.S. and Israel, PIN pad encryption services and applications in the U.S., customized deployment and packaging services in the U.S. and Israel and web-based training, in the U.S. and other countries. We offer our Terminal Control Center and Emulator in all countries.

We typically offer a one-year limited warranty for our products. Our warranty generally provides that we will repair or replace products with defects in materials or workmanship. We also sell extended three to five year warranties for our products in the U.S., Israel and Turkey.

Sales and Marketing

Our sales and marketing department is responsible for product management, account management, sales administration and corporate marketing communication. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and product enhancements. Our product management group also manages our international certification processes.

Our products are sold or otherwise distributed by our direct sales force and by distributors, independent third-party resellers such as independent sales organizations and value-added resellers, financial institutions, and electronic payment processors. Independent sales organizations resell our products primarily to small merchants in connection with arranging for credit card processing by a financial institution for the merchant. Value-added resellers generally purchase our products for incorporation with or into their own systems for resale directly to end-users.

Our account management group, which is primarily located in Israel, works closely with our distributors and value-added resellers to provide them with sales tools, technical training and on-going logistical support that facilitate their sales and support efforts. Our sales administration group supports our sales offices and our customers with all areas of their sales activities. Our corporate marketing communication group is responsible for our marketing programs, including corporate and product branding, a loyalty program, trade shows, press releases, press interviews, speaker engagements, training and technology seminars, print advertising, sales and marketing material and white papers, articles and newsletters. In addition, as we are dependent on the active marketing and sales efforts of our distributors and resellers, we offer a VIP reward program in the U.S. that is designed to promote repeat purchases of our products by our U.S. distributors and resellers. This program enables them to earn points based on the number and type of products they purchase. The points are redeemable for prizes, cash rebates or discounts on future purchases of additional POS terminals. We believe that our VIP reward program was the first loyalty program in the POS terminal industry and is indicative of our innovative sales and marketing efforts.

As of September 30, 2003, we had 137 sales and marketing employees, representing 28% of our total workforce. Our sales and marketing employees are located as follows: 53 in Israel, 32 in the U.S., 41 in Turkey, seven in China, two in Spain and two in Latin America. We also use independent sales representatives in some countries. We currently have a representative office in Spain that generates sales leads, performs marketing services and assists us with our direct sales in Spain. Although we make sales directly to customers in Spain, this office is operated by a sales representative who owns the office. We pay all of the salaries, rent and other operating expenses of this office.

Research and Development

Our research and development department focuses on developing new products, technologies and applications for our products as well as enhancements to existing technologies and applications. We develop new technologies that enhance the features, functionality and capabilities of our product lines and ensure compatibility and interoperability between our products and products of third parties. Our local offices provide customization and adaptation to meet the needs of our customers in their local markets. We work closely with our customers to develop products that address and anticipate end-user needs.

As of September 30, 2003, we had 107 research and development employees representing 22% of our total workforce, of whom 52 were located in Israel, 24 were located in the U.S., 11 were located in Turkey, 14 were located in China, four were located in Spain and two were located in Russia. In addition, we outsource research and development to independent software companies who employ approximately 20 people in other countries.

Our research and development objective is to develop high quality systems at low production costs while maintaining a competitive time-to-market. To achieve this, we develop modular software and hardware platforms. Our operating system uses an identical core on all devices to facilitate customization of operating system functionality to the specific hardware features of each product. Our modular hardware platforms, supported by our operating system, enables reuse of hardware building blocks for short development cycles. We provide full compatibility between all our products so that applications developed for a specific product model are designed to be compatible with all future models. Our research and development expenses were $2.9 million in 2000, $3.2 million in 2001, $4.0 million in 2002 and $3.6 million in the nine months ended September 30, 2003.

Manufacturing

We have two manufacturing facilities located in the same industrial park in Rosh Haayin, Israel, one for printed circuit board assembly operations, and the other for final assembly, testing and packaging of our products. In our production facilities, we use sophisticated surface mount technology assembly lines, extensive testing equipment and quality control procedures for components, subassemblies and final products. We use subcontractors in Israel for assembly of terminals and peripherals to handle peak demands and thereby optimize the use of our own manufacturing facilities. Our materials, planning, purchasing and logistical processes are coordinated through our enterprise resource planning system that is an integrated software system we use to manage our resources.

We typically build our products to order using our high level of manufacturing flexibility and thereby minimize our work-in-process. We customize our products based on customer specifications and test 100% of our finished products using automated testing processes. We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development and manufacturing departments. Our primary manufacturing facilities are ISO 9002 certified, which is an international set of quality assurance standards for companies involved in the design, development, manufacturing, installation and servicing of products or services.

We run weekly and monthly forecasts and daily materials requirement planning to optimize our inventory and raw materials supply. We procure all components and raw materials used in our products centrally based on our forecasts to obtain favorable prices. We maintain strong relationships with our suppliers to ensure that we receive an adequate supply of components and raw materials at favorable prices and to access their latest technologies and product specifications. In addition, we use advanced logistic systems and supply management tools to increase the efficiency of our operations.

Although we generally use standard parts and components in our products, we depend on a single manufacturer, Philips Semiconductors, to manufacture our ASICs. We have agreed to purchase, and Philips Semiconductors has agreed to supply us with, approximately $1.0 million of ASICs through the end of 2004. The agreement provides that we and Philips Semiconductors intend to continue this relationship after 2004. To date, we have been able to obtain adequate supplies of all components in a timely manner from existing sources or, when necessary, from alternative sources. We expect that in 2004 there may be longer lead times for delivery of some of our key components.

In addition, we have agreed to purchase all our thermal printer modules from Seiko Instruments Inc. until the end of 2005, if it can deliver the required quantities. Purchases from Seiko under this agreement accounted for 13% of our total purchases of raw materials in 2002. We do not have any minimum purchase commitments with any other suppliers.

From time to time we pay our suppliers in advance to assure a supply of components at a fixed price. As of September 30, 2003, we had advanced $580,000 to our suppliers.

To minimize costs in countries where import tax is as high as 40%, we expect to arrange for local manufacturing of our products in South America and are investigating local manufacturing in China and other markets.

As of September 30, 2003, we had 164 employees in our manufacturing division.

Competition

Competition in our industry is intense, and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. We also compete with Axalto, a division of SchlumbergerSema, Thales e-transactions and Dionica Group. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. For example in the second quarter of 2003, competitive pricing in Turkey, Brazil and the U.S. negatively impacted our gross margins and we expect intense pricing competition to continue in those markets for the foreseeable future. We also may face additional competition if new participants enter the markets in which we operate. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins which may impair our ability to maintain profitability.

The principal factors on which we compete are security, price and cost of ownership, value-added services provided, performance, ease-of-use, flexibility, customer support and scalability. We believe that our products compete favorably based on these factors and that our implementation period is shorter than that of our competitors, providing us with a competitive advantage.

Industry Standards and Government Regulations

Our products must comply with industry and government standards with respect to, among other things, anti-fraud protection, processing protocols and technological matters. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, increasing needs for system compatibility and developments in technology such as wireless transmissions and transactions and communication over the Internet.

The major card associations have introduced new security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo, a smart card standards organization, and prescribed specifications that all new and existing terminals must meet in order to be certified for use in their respective systems. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. We have updated our systems to comply with EMVCo specifications and received EMVCo certification for most of our systems.

Visa International also recently introduced new physical security requirements that apply to all PIN entry devices, or PEDs, that are used at the point-of-sale. These new requirements, known as Visa PED, mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa. According to Visa's current regulations, all PEDs purchased by its payment processors after January 1, 2004 must have such approval. Both Visa and MasterCard are in the process of migrating to next generation encryption algorithms. In order to be ready to support these new security measures on their network, Visa also requires that all PEDs be capable of complying with these new security measures by January 1, 2004. We were one of the first companies in the industry to have one of their systems pass Visa International's stringent security tests and to have received Visa PED approval earlier this year. Our recently introduced products, including landline and wireless terminals and PIN pads, have received Visa PED security approval.

There are also other certifications required by card processors, which are essential for deploying our terminals in the U.S. and other markets. These certifications assure purchasers that the terminals adhere to the processors' functional and network requirements.

Our products also must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation and connections with telephone lines and radio networks. Our terminals have been certified as complying with a large number of national requirements, including Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements elsewhere. In addition to national requirements for telecommunications devices, many cellular network operators have their own certification process for devices to be used on their networks. Our wireless terminals are presented for certification to operators as the need arises.

Before completing sales in foreign countries, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities, and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Although we believe our products currently meet all applicable industry and government standards, we cannot guarantee that our products will comply with future standards. Any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on our business, operating results and financial condition.

Intellectual Property and Proprietary Rights

We have developed a significant amount of proprietary technology, including intellectual property relating to our operating systems, Terminal Control Center and Configurator. We rely on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. In addition, we have one patent and two patent applications pending in the U.S. and one patent application pending in Europe covering our POS terminals and patent applications pending in the U.S., Europe and Israel covering our management system.

Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from suppliers and subcontractors. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. Our proprietary technology incorporates algorithms, software design and hardware design. We believe that our hardware design is not easily copied in part because of the proprietary ASIC that is incorporated into our hardware. Nevertheless, it might be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.

Many participants in the POS industry have an increasing number of patents and patent applications. Third parties may, from time to time, assert infringement claims in the future alleging infringement by our current or future products. It is possible that these claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of these claims. We have been notified by a company that it has filed a complaint and an amended complaint claiming that our payment terminals infringe two of its patents. Neither of the complaints has been served on us. Based on the information we have regarding these complaints from communications with this company, we believe these claims will not materially adversely affect us. We intend to vigorously defend these claims. However, these or any other claims may result in protracted and costly litigation, regardless of the merits or the ultimate outcome.

We have trademarks in the U.S. and Israel covering NURIT and a variety of other marks.

This prospectus contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights, including our logo and NURIT®. EMV™ is a trademark owned by EMVCo. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

Employees

We had the following number of employees as of December 31, 2000, 2001 and 2002 and September 30, 2003 in the areas set forth in the table below:

	As of December 31,			As of September 30, 2003
	2000	2001	2002
Research and Development	66	77	100	107
Manufacturing	106	120	153	164
Sales and Marketing	88	95	126	137
Management and Administration	61	68	70	75
Total Employees	321	360	449	483

Our employees were located in the following countries as of December 31, 2000, 2001 and 2002 and September 30, 2003:

	As of December 31,			As of September 30, 2003
	2000	2001	2002
Israel	214	234	280	294
U.S.	54	58	74	76
Turkey	20	31	50	67
China	24	24	27	29
Spain(1)	4	6	8	8
Russia	5	5	6	6
Other	—	2	4	3
Total Employees	321	360	449	483

(1)	Represents employees in our representative office.

The growth in the number of our employees over the past three years was primarily attributable to the following factors:

•	replacement of a number of temporary or seasonal workers hired to manufacture our products with permanent employees as our manufacturing production requirements continued to grow;
•	additional sales and support personnel to sell our products and support our customers in new markets;
•	creation of a new division within research and development to develop new applications to increase recurring revenues; and
•	discontinuance of our outsourcing arrangements for terminal and system design requirements and creation of a new department to handle the design requirements in-house.

Competition in Israel for technical personnel is intense. We believe we have been able to attract talented engineering and other technical personnel. None of our employees are represented by a labor union, and we have not experienced any work stoppage. We believe our relations with our employees to be good and that our future success will depend on our continuing ability to hire, integrate and retain qualified personnel.

Our employees in Israel are subject to Israeli labor laws and regulations and other special practices and employment customs. The laws and regulations principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the retirement or death of an employee or termination of employment without a valid legal reason. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute by us amount to approximately 15% of wages, up to a specified amount, of which the employee contributes two-thirds and the employer contributes one-third.

In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of a collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Industrialists Association in Israel may be applicable to a segment of our employees other than managerial, finance and administrative, and marketing and sales personnel. This collective bargaining agreement principally concerns cost of living increases, vacation and holiday pay, length of the workday, wage tariffs, termination and severance payments. We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreement.

Facilities

We own our 32,186 square foot office and production facility located in Rosh Haayin, Israel, which we first occupied in 1998. The facility is located on a plot that we have leased from the Israeli Lands Authority for a period of 49 years, ending in the year 2041. Across the street from our owned office and production facility, we lease a 27,000 square feet production facility, service center and warehouse. The term of this lease is through September 2011. We lease 27,900 square feet of office space in Syosset, New York. The term of the lease is through March 2009. We also have sales and support offices and representative offices in Miami, Beijing, Moscow, Istanbul, Madrid and Buenos Aires.

We believe that our current facilities are adequate for our operations as currently conducted. If additional facilities are required, we believe that we could obtain additional facilities at commercially reasonable prices.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information for our current directors and executive officers. Unless otherwise stated, the address for our directors and executive officers is c/o Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

Name	Age	Position
Jacob Perry	59	Chairman of the board of directors
Isaac Angel	47	President and chief executive officer
Mike Lilo	44	Executive vice president, finance and chief financial officer
Mony Zenou	40	President and chief executive officer - Lipman U.S.A.
Yitzhak Cohen	55	Senior vice president, research and development; chief technology officer
Roy Neuman	45	Executive vice president, operations; chief operating officer
Eliezar Yanay	43	Vice president, sales and marketing
Rolf Salomon	41	Vice president, systems, solutions and applications
Lydia Sperber	43	Vice president, human resources
Meir Shamir	52	Director
Ishay Davidi	41	Director
Aharon Lipman	57	Director
Rami Lipman	56	Director
Avraham Nussbaum	54	Director
Mordechai Gorfung	62	Director
Linda Harnevo	48	Director
Izhak Davidi	66	Director
Jonathan Kaplan	46	Director

Jacob Perry has served as chairman of our board of directors since February 2003. He has also served as chairman of the board of directors of Lipman U.S.A. since May 2003. From March 1995 to December 2002, Mr. Perry was the president and chief executive officer of Cellcom Israel Ltd., a cellular provider in Israel. Mr. Perry is also the chairman of the board of directors of United Mizrahi Bank Ltd., a banking company traded on the Tel Aviv Stock Exchange, and a director of Magal Security Systems Ltd., a company engaged in the development and marketing of computerized security systems and traded on the Nasdaq National Market and the Tel Aviv Stock Exchange.

Isaac Angel has served as our president since August 1999 and as chief executive officer since February 2001. He has been a senior employee of Lipman since 1979, initially as chief development manager and from 1993 to August 1999 as senior vice president, marketing.

Mike Lilo has served as our executive vice president, finance and chief financial officer since January 1, 2004. From October 1998 until December 2003, he was the chief financial officer of AudioCodes, Ltd., a provider of voice over packet technologies traded on the Nasdaq National Market. He also served as chief operating officer of AudioCodes from May 2002 until December 2003. From 1996 to 1998, Mr. Lilo served as chief financial officer of Comfy Interactive Ltd., a multimedia company traded on the Tel Aviv Stock Exchange. Mr. Lilo worked from 1985 until 1996 for Scitex Corporation Ltd., a digital imaging solutions company, in various financial positions, including as manager of Scitex Israel's Economic Department.

Mony Zenou has served as president and chief executive officer of Lipman U.S.A. since August 2000. From its founding in 1993 until August 2000, Mr. Zenou was president and chief operating officer of Lipman U.S.A.

Yitzhak Cohen has served as our senior vice president, research and development since September 1993 and as chief technology officer since February 2001. Before his employment at our company, Mr. Cohen was an employee of Motorola, Inc. for 24 years serving as the development manager for the alarm and control division for several years.

Roy Neuman has served as our executive vice president, operations and chief operating officer since April 2000. From November 1999 to April 2000, he served as general manager of Ardan Electrical Engineering. From March 1996 to November 1999, he served as general manager of CNC Advanced Technology Marketing Ltd. From 1989 to March 1996, he served as manager of the Mechanical Division of Scitex Corporation Ltd.

Eliezar Yanay has served as our vice president, sales and marketing since October 2001 responsible for all subsidiaries (including sales and marketing channels and direct corporate customers) other than Lipman U.S.A. and Lipman Latin America. Prior to his employment at our company, he served as the vice president, marketing for Shira Computers from 2000 to 2001 and was a marketing manager of the workflow division of Scitex Corp. from 1996 to 2000.

Rolf Salomon has served as our vice president, systems, solutions and applications since
January 2002. From 1999 to 2001, he served as vice president of research and development at Realm Technologies Ltd. From 1998 to 1999, he was a department manager of the servers and network management group at Vocaltec Ltd. From 1997 to 1999, Mr. Salomon was the chief architect in the Tetra subscriber development center at Motorola, Israel.

Lydia Sperber has served as our vice president, human resources since January 2003. Previously, she served as our human resource manager and chief accountant since 1986.

Meir Shamir has served as a director since 1993. Since 1992, Mr. Shamir has been the chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel Aviv Stock Exchange. Mr. Shamir also serves as a director of each of the following companies: Wizcom Technologies Ltd., a company of which we own approximately 18.6% of the outstanding shares, that is engaged in the field of electronics and traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel Aviv Stock Exchange; and Technoplus Ventures Ltd, a venture capital firm traded on the Tel Aviv Stock Exchange.

Ishay Davidi has served as a director since September 2002. Since August 1996, he has been the chief executive officer and senior partner of First Israel Mezzanine Investors Ltd. and chief executive officer of Mez-Op Holdings Ltd., a wholly-owned subsidiary of FIMI affiliates. Mr. Davidi is a director of Tadiran Communications Ltd., a manufacturer of communications devices traded on the Tel Aviv Stock Exchange, and of Tedea Technologies Development and Automation Ltd., a maker of load cells also traded on the Tel Aviv Stock Exchange. Ishay Davidi is the nephew of Izhak Davidi.

Aharon Lipman is a co-founder of our company and has served as a director since 1974. From 1983 to May 2001 and from November 2001 to February 2003, he served as chairman of our board of directors. From August 1999 to February 2001, he served as our chief executive officer. From 1974 through August 1999, he served as our president. Mr. Lipman is also a director of Wizcom Technologies Ltd. Aharon Lipman is the brother of Rami Lipman.

Rami Lipman is a co-founder of our company and has served as a director since 1978. He served as our executive vice president from 1993 to 1999. He has also served as a director of Lipman U.S.A. since August 1999. From August 1999 to August 2000, he served as chairman of the board of directors and chief executive officer of Lipman U.S.A. Rami Lipman is the brother of Aharon Lipman.

Avraham Nussbaum has served as a director since December 2001. Since 1992, Mr. Nussbaum has been a joint managing director of Ashtrom Group Ltd. He is also a director of Ashtrom Properties Ltd, Ashlad Ltd and Ashtrom Projects Ltd, land development and land holding companies traded on the Tel Aviv Stock Exchange, and Mivtach Shamir Holdings Ltd, an investment company traded on the Tel Aviv Stock Exchange.

Mordechai Gorfung has served as a director since September 2002. Since 1982, Mr. Gorfung has served as the chairman and chief executive officer of Tedea Technological Development and Automation Ltd., a company traded on the Tel Aviv Stock Exchange. Since July 2003, he has served as the chairman and chief executive officer of Marathon Venture Capital Fund Ltd., a company traded on the Tel Aviv Stock Exchange.

Linda Harnevo Ph.D. has served as a director since April 2003. Dr. Harnevo is a co-founder of RedZebra Ltd., a technology solutions company, and has served as its chief executive officer since July 2001. Dr. Harnevo is a also co-founder of Global Medical Networks Inc., a company engaged in the field of mobile medical information. From May 1997 to January 2001, she was a general manager of Teamworks Technology Ltd., a company engaged in developing new visual technologies. She is also a director of Gilat Satellite Networks Ltd., a satellite communications company traded on the Nasdaq National Market.

Izhak Davidi has served as a director since April 2003. From 1992 until December 31, 2002, Mr. Davidi served as president and chief executive officer of Nesher Israeli Cement Enterprises Ltd. Izhak Davidi is the uncle of Ishay Davidi.

Jonathan Kaplan has served as a director since December 2003. Mr. Kaplan has been a consultant at Bar Ilan University since January 2002, and has been a lecturer at Bar Ilan University since 1995. From January 1999 to January 2002, he served as the Income Tax Commissioner for the State of Israel and from January 1993 to January 1999, he served as Income Tax Vice Commissioner for the State of Israel. Mr. Kaplan is a director of Alony-Hetz Properties & Investments Ltd., a company listed on the Tel Aviv Stock Exchange that specializes in foreign real estate and financial investments.

Each of our directors is serving a one year term except that our independent directors, Linda Harnevo and Izhak Davidi, are serving a three year term in accordance with Israeli law. Their three year terms expire at the general meeting of shareholders to be held in 2006 and their terms may be extended one additional term of three years to 2009.

Shareholders' Agreement between Mivtach Shamir Holdings and Mez-Op Holdings

Mivtach Shamir Holdings and Mez-Op Holdings, which is owned by affiliates of FIMI, entered into an agreement in August 2002 which requires them to vote all of the ordinary shares owned or otherwise held by them to elect (i) two members designated by Mez-Op Holdings, (ii) three members designated by Mivtach Shamir Holdings, (iii) Aharon Lipman and Rami Lipman, subject to the approval of each of them, and (iv) subject to applicable law, two external directors mutually acceptable to both Mivtach Shamir Holdings and Mez-Op Holdings. Jacob Perry, Meir Shamir and Avraham Nussbaum are designees of Mivtach Shamir Holdings and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings.

In addition, during the first five years of the agreement, if either party desires to sell or otherwise transfer any or all of the ordinary shares owned or otherwise held by it that is equal to or more than five percent of our outstanding ordinary shares, then the selling party must offer the ordinary shares to the other party at the same price the selling party seeks to receive from a third party.

Also, under this agreement, subject to applicable law, Mivtach Shamir Holdings and Mez-Op Holdings have agreed to use their best efforts to cause us to distribute cash dividends to our shareholders during each of the five years commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. This agreement to cause dividend distributions terminates on the date the aggregate amount of dividends we shall have distributed after July 1, 2002 equals $22.5 million. Neither we nor any shareholder other than Mivtach Shamir Holdings and Mez-Op Holdings has the right to enforce the rights and obligations of the parties under this agreement.

Subject to their agreement to cause dividend distributions as described above and applicable law, Mivtach Shamir Holdings and Mez-Op Holdings also agreed to use their best efforts to cause our shareholders' equity to be equal to at least 50% of our total assets at the end of each fiscal period, in each case, not less than $55.5 million.

This agreement terminates upon the disposition of more than 60% of the ordinary shares held by either Mivtach Shamir Holdings or Mez-Op Holdings on the date of the agreement. We are not a party to this agreement.

Corporate Governance Rules

We are incorporated in Israel and are listed on the Tel Aviv Stock Exchange, and therefore we are subject to various corporate governance matters under Israeli law relating to independent directors, the audit committee and the internal auditor under applicable Israeli law.

Independent Directors

Under Israeli law, Israeli companies whose shares are publicly traded in or outside of Israel are subject to the following requirements relating to independent directors:

•	companies must appoint two independent directors that may not be or have been affiliated with the company or its principals at any time during the previous two years;
•	independent directors must be elected by a majority vote at a shareholders' meeting. In addition to the majority vote requirement, either of the following conditions must be satisfied:
•	at least one-third of the shares held by shareholders other than controlling shareholders must be voted in favor of the election of the independent director; or
•	the total number of shares voted against the election of the independent director and held by shareholders other than controlling shareholders, must not represent more than 1% of the aggregate voting rights in the company;
•	the term of an independent director is three years and may be extended by vote of the shareholders for one additional term of three years, and an independent director can be removed from office only under limited circumstances;
•	if all directors are of the same gender, the next new independent director must be of the other gender;
•	each committee of the board of directors is required to include at least one independent director; and
•	independent directors may only be compensated in amounts as specified in the Companies Ordinance Rules for the Remuneration and Expense for Independent Directors, as approved from time to time by the Minister of Justice.

Israeli law provides that a person may not be appointed as an independent director if the person, a relative, partner or employer of the person or any entity under the person's control has, as of the date of the person's appointment to serve as an independent director, or had during the two years preceding that date, any affiliation with:

•	the company;
•	any entity controlling the company; or
•	any entity controlled by the company or by any entity controlling the company.

No person can serve as an independent director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an independent director or may otherwise interfere with the person's ability to serve as an independent director.

Ms. Harnevo and Izhak Davidi are our independent directors under Israeli law.

Our articles of association provide for a board of directors of not less than three directors and not more than fifteen directors, as may be fixed from time to time by vote of the shareholders. Under our articles of association, all directors serve a one-year term, except that pursuant to Israeli law, independent directors serve a three year-term which may be extended for an additional term of three years. Our directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or to add a director to serve until the first general meeting of shareholders after such appointment, subject to the maximum number of directors permitted under our articles of association

Audit Committee and Internal Auditor

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the independent directors. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides service, a controlling shareholder or their relatives.

Also, under Israeli law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's acts comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm.

The Sarbanes-Oxley Act of 2002 and Nasdaq Listing Standards

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, Nasdaq has recently adopted amendments to its requirements for companies that are listed on Nasdaq. We intend to take all actions necessary for us to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act, rules adopted by the Securities and Exchange Commission and listing standards of Nasdaq.

Approval of Related Party Transactions Under Israeli Law

Office Holders

Fiduciary duties.    Israeli law codifies the fiduciary duties that office holders, including directors and executive officers, owe to their company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. Under the duty of loyalty, an office holder is required to act in good faith and for the good of the company. Specifically, an office holder must:

•	refrain from any conflict of interest between the office holder's position in the company and his other positions or personal affairs;
•	refrain from competing against the company or exploiting any business opportunity of the company for his own advantage or the advantage of others; and
•	disclose any information and deliver any document to the company relating to the company's affairs that the office holder has received due to his position in the company.

Under Israeli Law, all compensation arrangements with office holders other than directors require the approval of the board of directors. Compensation arrangements with directors require the approval of the audit committee, the board of directors and then the approval of the shareholders of the company, in that order.

Personal interest.    Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he may have and all related material information known to him concerning any existing or proposed transaction by the company. A personal interest of an office holder includes an interest in any company in which the office holder is a direct or indirect 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, once the office holder discloses his personal interest, board approval is required to approve the transaction. A transaction may not be adverse to the company's interest for it to be eligible for approval. If the transaction is an extraordinary transaction, it must be approved by the company's audit committee and board of directors. Under some circumstances, shareholder approval is also required. An extraordinary transaction with an office holder is a transaction:

•	not in the ordinary course of business;
•	not on market terms; or
•	likely to have a substantial effect on the company's profitability, assets or liabilities.

Required approval.    The vote required by the audit committee and the board of directors for the approval of transactions between the company and an office holder is a majority of the disinterested directors participating in a duly convened meeting; provided that at least one of the independent directors attended the meeting. A director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions on the matter or vote on the matter. However, a director with a personal interest may be present during discussions and vote on the matter at the meeting of the audit committee or the board of directors if a majority of the audit committee members or the directors, as the case may be, has a personal interest in the matter. Under specific circumstances, shareholder approval may also be required. Where shareholder approval is required, the office holder's personal interest must be reported by the company in a report submitted to the Israel Securities Authority, the Tel Aviv Stock Exchange and Israeli Companies Registrar. In addition, the company must publish notice of the shareholders' meeting in two daily newspapers in Hebrew in Israel at least 21 days before the meeting.

Shareholders

Controlling shareholders.    The Israeli Companies Law applies to a controlling shareholder of a public company the same disclosure requirements described above with respect to an office holder who has a personal interest in a transaction. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. A shareholder whose power derives solely from his position on the board of directors or any other position with the company is not a controlling shareholder.

Required approval.    The following transactions involving controlling shareholders require the approval of the audit committee, the board of directors and the shareholders:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;
•	the terms of compensation of a controlling shareholder who is an office holder; and
•	the employment of a controlling shareholder.

The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter if the total shares of non-interested shareholders voted against the transaction represents more than one percent of the voting rights in the company.

A private placement of securities that will increase the relative holding of a five percent shareholder of a company or that will cause any person to become a five percent shareholder requires the approval of the company's board of directors and shareholders.

Shareholder duties.    Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on the following matters:

•	an amendment to the company's articles of association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	interested party transactions that require shareholder approval.

In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company. The Israeli Companies Law does not define the substance of this duty of fairness.

Indemnification

Our articles of association provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including any of our employees, agents, consultants or contractors. We may procure insurance for or indemnify any office holder to the fullest extent permitted under law for any liability resulting from a breach of trust, provided he or she acted in good faith, and a breach of duty in relation with the affairs of the company. We are authorized to grant an undertaking in advance to indemnify an officer or director, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated and is limited to an amount determined by our board of directors to be reasonable under the circumstances, up to $5 million per each office holder not to exceed 25% of the shareholders' equity set forth in the last financial statement.

Committees

Our board of directors has formed an audit committee. The audit committee, which consists of Ms. Linda Harnevo and Messrs. Izhak Davidi, Mordechai Gorfung and Jonathan Kaplan, exercises the powers of the board of directors for our accounting, reporting and financial control practices.

Compensation of Directors and Executive Officers

The aggregate compensation paid to our president and chief executive officer, Isaac Angel, during 2002 was approximately $653,000. Our four highest paid officers in 2002, other than our chief executive officer, were three of our vice presidents, who were paid approximately $408,000, $285,000, and $142,000, respectively, and our former chairman, who was paid approximately $148,000. The aggregate compensation paid to our other three executive officers in Israel during 2002 was approximately $268,000. The aggregate compensation paid to directors during 2002 was approximately $352,000. These compensation amounts include amounts for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2002, we set aside approximately $579,000 for the benefit of our officers for pension, retirement or similar benefits during 2002. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

In February 2003, we entered into a three-year agreement with Perry Jacob Management Services Ltd., a company controlled by Jacob Perry. Under this agreement, Mr. Perry is required to provide services as an active chairman of our board of directors for at least 2 days a week, approximately 40% of his business time. At the end of its initial term of three years, this agreement is automatically renewed for successive one year periods until either party notifies the other not to renew the agreement. The management company receives a monthly management fee of NIS 42,000, equal to approximately $9,500 based on the NIS to dollar exchange rate on September 30, 2003, subject to adjustments for inflation, for these services, plus reimbursement of Mr. Perry's business expenses.

Under this agreement, Mr. Perry received options, exercisable until December 31, 2006, to purchase 120,000 of our ordinary shares at a price of $16.00 per share. The current exercise price of Mr. Perry's options is $15.55 per share. In accordance with this agreement, the option exercise price of Mr. Perry's options was reduced by $0.45 as a result of the dividend paid in June 2003. Options to purchase 60,000 shares vested on December 31, 2003, and options to purchase an additional 30,000 shares will vest on each of December 31, 2004 and 2005. Upon completion of this offering, all of Mr. Perry's options to purchase our ordinary shares will immediately vest and become exercisable. Mr. Perry is subject to a lock-up agreement with the underwriters. See "Underwriting—No Sales of Similar Securities" for more information.

As of January 7, 2004, our executive officers and directors held options to purchase an aggregate of 571,000 ordinary shares. The average exercise prices of these options, other than the options to purchase 120,000 ordinary shares held by Jacob Perry, is $11.74, and their vesting dates range from August 29, 2003 to August 31, 2005. In addition, options to purchase an additional 305,000 ordinary shares will be granted to our executive officers immediately upon completion of this offering.

We do not have any agreements with directors providing for benefits upon termination of employment.

Employee and Director Share Options

From time to time we grant stock options to officers, directors and employees at an exercise price equal to the fair market value of our ordinary shares on the date of grant. All the options vest over periods ranging from two to five years commencing on the date of grant and have expiration dates up to seven years from the date of grant.

In August 2003, our board of directors adopted a share option plan, under which options to purchase an aggregate of 320,000 ordinary shares may be granted to our key employees. Under this plan, in August 2003 we granted options to purchase 120,000 ordinary shares to our chief executive officer and options to purchase an aggregate of 154,350 ordinary shares to other employees. All of these options were granted at an exercise price of $22.00 per share. The closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date our board of directors approved the grant was $23.40 per share. The options vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options expire 60 months after the date of grant. There are 45,650 ordinary shares available for option grants under our share option plan.

As of September 30, 2003, options to purchase 1,126,850 ordinary shares were outstanding and options to purchase 385,000 ordinary shares were fully vested and exercisable. We reduced the exercise prices of all outstanding options by $0.47 per share on December 26, 2002 and again by $0.45 per share on June 12, 2003. These reductions occurred in accordance with the terms of our option agreements, providing for a price adjustment upon the declaration of a dividend by our board of directors.

As of September 30, 2003, the weighted average exercise price of all outstanding options was $13.53 per share.

In January 2004, our board of directors approved the grant to executive officers and employees of options to purchase an aggregate of 550,000 ordinary shares. These options will be granted immediately upon completion of this offering at an exercise price equal to the higher of the offering price and the closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date of this prospectus. The options will vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options will expire 60 months after the date of grant.

TRANSACTIONS WITH RELATED PARTIES

For more than ten years, we have insured a portion of our assets through Mivtach Shamir Insurance Agency (1998) Ltd., a company formerly affiliated with our largest shareholder and controlled by Meir Shamir, one of our directors. In 2000, we paid premiums of $705,000 for this insurance and employee benefit plan coverage for our employees. In January 2001, Meir Shamir sold all of his shares in Mivtach Shamir Insurance Agency (1998) Ltd.

We own 18.6% of the outstanding shares of Wizcom Ltd. and Meir Shamir is a director of Wizcom. We paid Wizcom $9,000 in 2000, $16,000 in 2001 and $29,000 in 2002 for products we purchased from Wizcom. We received $9,000 from Wizcom in 2000 for products we sold to Wizcom.

We paid SDSA Technologies Ltd., a company controlled by the son of Mr. Aharon Lipman, $53,000 in 2000, $2,000 in 2001 and $53,000 in 2002 for software development services provided by SDSA Technologies to us. We received $4,000 in 2001 from SDSA Technologies for book-keeping services we provided to them.

On April 6, 2000, we completed a private placement offering in which we sold 108,818 ordinary shares to Mony Zenou, the president and chief executive officer of Lipman U.S.A. in exchange for Mr. Zenou's 5% ownership in Lipman U.S.A. Mr. Zenou received $300,000 in cash plus 108,818 of our ordinary shares.

During 1999, we loaned $300,000 to Mr. Zenou. The loan was due on demand and bore an annual interest rate of 6.5%. There was $169,000 outstanding under this loan as of December 31, 2000 and $119,000 outstanding under this loan as of December 31, 2001. The loan was repaid in full in 2002.

In November 2003, we entered into a registration rights agreement with Mivtach Shamir Holdings and Mez-Op Holdings, subject to the approval of our shareholders. See "Shares Eligible for Future Sale."

PRINCIPAL AND SELLING SHAREHOLDERS

The following table shows information about the beneficial ownership of our ordinary shares as of the date of this prospectus, including shares that may be acquired pursuant to options that are exercisable within 60 days of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in the offering, by:

•	each person or entity known to own beneficially more than 5% of our outstanding ordinary shares;
•	each selling shareholder;
•	each director or officer who beneficially holds more than 1% of our outstanding ordinary shares; and
•	all other directors and executive officers as a group.

Percentage ownership is based on 10,507,568 ordinary shares outstanding as of January 7, 2004 and 12,757,568 shares outstanding immediately following the completion of the offering. The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

	Shares Beneficially Owned Before the Offering			Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number		Percent		Number		Percent
Mivtach Shamir Holdings Ltd.	2,847,554		27.1%	465,000	2,382,554		18.7%
Meir Shamir	2,847,554	(1)	27.1	—	2,382,554		18.7
Mez-Op Holdings Ltd.(2)	1,771,053	(3)	16.9	285,000	1,486,053		11.6
Ishay Davidi	1,771,053	(4)	16.9	—	1,486,053		11.6
Zand International Holding Inc.(5)	1,335,000		12.7	—	1,335,000		10.5
Rami Lipman(6)	367,600		3.5	—	367,600		2.9
Aharon Lipman(7)	334,660		3.2	—	334,660		2.6
Isaac Angel	209,554	(8)	2.0	—	209,554	(9)	1.7
Jacob Perry(9)	120,000		1.1	—	120,000		0.9
All directors and executive officers as a group (18 people)(10)	5,400,482		49.6%	750,000	4,650,482		35.4%

(1)	Shares beneficially owned represents 2,847,554 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own. The address of Mivtach Shamir Holdings Ltd. is Sharbat Bldg. 15th Floor, 4 Koyfman St., Tel Aviv 68012, Israel. In accordance with a pledge agreement, Mivtach Shamir Holdings has pledged 500,000 of its shares to Bank Leumi LC Israel Ltd., which may become a beneficial owner of the pledged shares upon the occurrence of specified events.
(2)	Mez-Op Holdings Ltd. is owned by affiliates of First Israel Mezzanine Investors, or FIMI. The address of Mez-Op Holdings Ltd. is c/o First Israel Mezzanine Investors Ltd., FIMI 2001 Ltd., Rubinstein Building, 37 Petach Tikva Road,
Tel Aviv 67137, Israel.
(3)	Shares beneficially owned includes (a) 1,195,714 shares directly owned by Mez-Op Holdings; (b) 202,405 shares beneficially owned by Mez-Op Holdings in accordance with voting trusts between Mez-Op Holdings and four other shareholders granting Mez-Op Holdings the right to vote 154,286 shares directly owned by them and 48,119 shares they may purchase from Aharon Lipman, Rami Lipman and Zeev Kopf (see the description of the voting trusts below); and (c) an aggregate of 372,934 shares that Mez-Op Holdings may purchase from Aharon Lipman, Rami Lipman and Zeev Kopf (see the description of the share purchase agreement below). Mez-Op Holdings has pledged 1,350,000 shares it owns and its option to purchase 372,934 shares from Aharon Lipman, Rami Lipman and Zeev Kopf to Bank Hapoalim Ltd. to secure a loan for $9 million. Upon the occurrence of specified events, Bank Hapoalim Ltd. may become a beneficial owner of the pledged shares and the shares that may be purchased upon exercise of the pledged option.
(4)	Shares beneficially owned consists of 1,771,053 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.
(5)	Zand International Holdings Inc. is a company organized under the laws of Panama and is owned by Zand Trust of Gibraltar (a complex trust).
(6)	See the description of the share purchase agreement provided below for an option granted to Mez-Op Holdings.
(7)	See the description of the share purchase agreement provided below for an option granted to Mez-Op Holdings.
(8)	Shares beneficially owned includes 209,500 shares issuable upon exercise of options.
(9)	Shares beneficially owned represents 60,000 shares issuable upon exercise of currently exercisable options and 60,000 shares issuable upon exercise of options that vest upon completion of this offering.
(10)	Shares beneficially owned includes 391,000 shares issuable upon exercise of options.

Mivtach Shamir Holdings and Mez-Op Holdings currently have five designees on our board of directors. As a result, they currently control significant decisions affecting us. Meir Shamir, the chairman of Mivtach Shamir, is a member of our board of directors. Ishay Davidi, the chief executive officer of FIMI and Mez-Op Holdings, is also a member of our board of directors.

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

In May 2000, Rami Lipman sold 259,500 ordinary shares to various institutional investors. Also, in May 2000, Aharon Lipman sold 286,100 ordinary shares to various institutional investors, including Meir Shamir, and Zeev Kopf sold 136,400 ordinary shares to various institutional investors, including Meir Shamir. Meir Shamir purchased an aggregate of 40,000 shares in these transactions. In June 2000, Rami Lipman and Aharon Lipman each sold 25,200 ordinary shares to various institutional investors and Zeev Kopf sold 12,600 ordinary shares to various institutional investors. In September 2000, Rami Lipman and Aharon Lipman each sold an additional 140,000 ordinary shares to various institutional investors and Zeev Kopf sold 70,000 shares to various institutional investors. In November 2003, Meir Shamir sold 40,000 shares in the Tel Aviv Stock Exchange.

Zand International Holding Inc. purchased, in private transactions, 411,966 ordinary shares in April 2001, 235,000 ordinary shares from Aharon Lipman and 140,000 ordinary shares from Rami Lipman in December 2001. Zand International Holding Inc. purchased, in public transactions on the Tel Aviv Stock Exchange, 10,638 ordinary shares during January 2003, an aggregate of 8,620 ordinary shares during March and April 2003 and 18,897 ordinary shares during August 2003.

On August 13, 2002, Aharon Lipman, Rami Lipman and Zeev Kopf entered into a share purchase agreement pursuant to which they sold an aggregate of 1,350,000 of our ordinary shares, or approximately 12.3% of our outstanding ordinary shares, consisting of 600,000 ordinary shares from Aharon Lipman, 500,000 ordinary shares from Rami Lipman and 250,000 ordinary shares from Zeev Kopf to Mez-Op Holdings, which is owned by affiliates of FIMI.

In addition, under the share purchase agreement, Aharon Lipman, Rami Lipman and Zeev Kopf granted Mez-Op Holdings the option to purchase up to 421,053 additional ordinary shares, consisting of 139,960 shares from Aharon Lipman, 172,900 shares from Rami Lipman and 108,193 shares from Zeev Kopf, at $19 per share. The price per share is subject to adjustment to be equal to the average closing price over a 90-day period immediately following September 10, 2004 multiplied by 115%, provided that the share price shall not be less than $16.08 per share or greater than $20.08 per share and is further subject to adjustment based on: (1) subdivisions or combinations of the ordinary shares; (2) cash dividends; and (3) any right offerings. After adjusting for the cash dividends paid on December 26, 2002 and June 12, 2003, the exercise price is currently $18.08 per share. Mez-Op Holdings' option to purchase additional ordinary shares expires on September 10, 2006.

In September 2002, Mez-Op Holdings sold an aggregate of 154,286 ordinary shares, as well as options to purchase an aggregate of 48,119 ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf to four individuals, one of whom was Mordechai Gorfung, one of our directors. Mr. Gorfung purchased from Mez-Op Holdings 48,214 ordinary shares as well as an option to purchase an aggregate of 15,037 additional ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf. Pursuant to a voting trust, Mez-Op Holdings retained all voting rights related to the shares sold to the individuals and any additional shares that the four individuals may acquire upon exercise of the options. Accordingly, Mez-Op Holdings may be considered the beneficial owner of these shares.

DESCRIPTION OF ORDINARY SHARES

We are authorized to issue 35,000,000 ordinary shares, par value NIS 1 per share. As of January 7, 2004, we had 10,507,568 ordinary shares issued and outstanding, excluding 962,830 shares held by one of our wholly-owned subsidiaries and treated as treasury shares.

Since January 1, 2000, we have issued the following ordinary shares:

•	On January 18, 2000, we issued 5,440,915 ordinary shares as a result of a stock split effected as a two-for-one stock dividend.
•	On April 6, 2000, we completed a private placement offering in which we sold 108,818 ordinary shares to Mony Zenou in exchange for Mr. Zenou's 5% ownership in Lipman U.S.A.
•	In 2002, we issued 73,400 shares upon exercise of options by our employees.
•	In 2003, we issued an additional 400,600 shares upon exercise of options by our employees.
•	In January 2004, we issued an additional 5,750 shares upon exercise of options by our employees.

Upon completion of the offering, all outstanding ordinary shares, including the ordinary shares issued in the offering, will be validly issued and fully paid and will not have preemptive rights, rights of first refusal or co-sale rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders' meeting have the power to elect all of our directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. If we liquidate, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. The board of directors may declare cash dividends for any fiscal year only out of profits. Our articles of association do not require shareholder approval for the declaration of dividends.

Voting Rights

Quorum requirements

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 1/3% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to a later date specified in the summon or notice of the meeting. At the reconvened meeting, the required quorum consists of any number of shareholders.

Vote required

Under Israeli law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority and all shareholders' meetings require prior notice of at least 21 days. Under our articles of association, only a resolution to approve voluntary dissolution requires the approval of the holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

A merger must be approved by the board of directors and, the holders of 75% of our shares present and voting on the proposed merger, excluding shares held by the potential acquiror and its related parties. The shareholders' meeting must be called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking or delaying the merger, if the court finds there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. A merger may not be completed until 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

Israeli Companies Law also provides that an acquisition of shares in a public company such as us must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. These rules do not apply if the acquisition is made by way of a merger.

Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for example, subject a shareholder who exchanges our shares for shares in a foreign corporation to immediate Israeli taxation.

Under Israeli law, any purchase of more than 25% of our ordinary shares is subject to the approval of the antitrust authority in Israel.

Modification of Class Rights

The rights attached to any class, such as voting and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class present at a separate class meeting.

Israeli Securities Law Requirements

According to the Israeli Securities Law, the publication of this prospectus does not require the approval of the Israeli Securities Authority.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares in the U.S. is American Stock Transfer & Trust Company, New York, New York. The transfer agent and registrar for our ordinary shares in Israel is Israel Discount Bank Nominees Ltd.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares.

When the offering is completed, we will have a total of 12,757,568 ordinary shares outstanding. All of our ordinary shares are freely tradable on the Tel Aviv Stock Exchange, subject to compliance with Regulation S in the case of ordinary shares held by affiliates that were not acquired in this offering. The 3,000,000 shares sold in this offering will be freely tradable in the U.S. unless they are purchased by our affiliates, who are persons who control us, are controlled by us or are under common control with us.

The 10,507,568 shares that were outstanding prior to this offering may be freely resold in the U.S. except that our affiliates may be subject to the volume limitations contained in Rule 144.

In general, under rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or
•	the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

We, our executive officers and directors, the selling shareholders and the banks to whom the selling shareholders have pledged their ordinary shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In November 2003, we entered into a registration rights agreement with Mivtach Shamir Holdings and Mez-Op Holdings, subject to the approval of our shareholders. Pursuant to this agreement Mivtach Shamir Holdings and Mez-Op Holdings may, subject to the conditions set forth in the agreement, require us on an aggregate of three occasions to register our ordinary shares under the Securities Act. Mivtach Shamir Holdings and Mez-Op Holdings will also have piggyback registration rights. We have agreed to pay all expenses incurred in connection with a registration, other than underwriting commissions for shares to be sold. We have also agreed to indemnify Mivtach Shamir Holdings and Mez-Op Holdings against certain liabilities, including liabilities under the Securities Act, in connection with any registration statement filed pursuant to this agreement. This agreement will remain in effect until all shares owned by these two shareholders can be sold within a six month period without registration under the provisions of Rule 144. We do not have any other contractual obligations to register our ordinary shares.

U.S. TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to "U.S. holders" (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a "U.S. holder" will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;
•	a corporation (or an entity taxable as a corporation) created or organized under the laws of the U.S. or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and
•	a trust, if either (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders of our ordinary shares as part of a "straddle," "hedge" or "conversion transaction," holders, directly, indirectly or through attribution, of 10% or more of our outstanding ordinary shares and persons who own our ordinary shares through a partnership or other pass-through entity.

Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under "Israeli Taxation — Taxation of Non-Resident Shareholders." In general, a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares, and then as capital gain. Under recently-enacted U.S. federal income tax legislation, an individual U.S. holder's "qualified dividend income" currently is subject to tax at a reduced rate of 15%. For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the Nasdaq National Market or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a "foreign investment company," a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. Based on the nature of our operations, we do not believe that we would be treated as a "foreign investment company," and as discussed in more detail below, we do not currently believe that we would be classified as either a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as "qualified dividend income" and, subject to U.S. holders' satisfaction of certain holding period requirements, should be eligible for the reduced 15% U.S. federal income tax rate. Corporate holders generally will not be allowed a deduction for dividends received on our ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based on the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss on NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Dividends paid by us generally will be foreign source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on our ordinary shares. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld. In addition, special rules may apply to the computation of foreign tax credits relating to qualified dividend income. The rules relating to the U.S. foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit.

Sale or Exchange of Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Company Status" below, a U.S. holder's sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. holder's holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See "Israeli Taxation — Capital Gains Taxes Applicable to Resident and Non-Resident Shareholders" for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. holders, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

A U.S. holder's tax basis in its ordinary shares generally will be equal to the purchase price paid therefor by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

Foreign Personal Holding Company Status

Generally, for U.S. federal income tax purposes, any U.S. person that owns stock in a foreign personal holding company, or FPHC, is required to include currently in ordinary income its pro rata share of the undistributed taxable income (with certain adjustments) earned by such FPHC. A foreign corporation is classified as a FPHC if more than 50% of its stock (by vote or value) is owned (directly, indirectly or through attribution) by not more than five U.S. citizens or residents and at least 60% (50% in years following the year in which the foreign corporation becomes a FPHC) of its gross income consists of certain types of passive income (e.g., interest, dividends and certain royalty income). We currently do not meet, and even after this offering we do not expect to meet, either the foregoing stock ownership test or the foregoing 60% income test. Accordingly, we do not expect that U.S. holders would be required to include currently in ordinary income their respective pro rata shares of our undistributed adjusted taxable income. No assurance can be given, however, that we will not become a FPHC in the future as a result of a concentration of ownership of our ordinary shares and changes in the composition of our income. If we were to be treated as a FPHC, each U.S. holder, regardless of the percentage of our ordinary shares owned, would be required to include in income its pro rata share of our undistributed foreign personal holding company income.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature, which we refer to as the Income Test, or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, which we refer to as the Asset Test. For these purposes, the legislative history of the PFIC provisions indicates that "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities."

We believe that we were not a PFIC in 2002, and we do not expect to become a PFIC in the foreseeable future, assuming that there is not a material decrease in the aggregate market value of our outstanding ordinary shares and/or we are able to apply the proceeds of the offering within a relatively short period of time in the manner described in "Use of Proceeds," rather than investing the proceeds in assets which produce passive income. However, the factual determination of our PFIC status is made annually and thus may be subject to change. Therefore, there can be no assurance that we will not become a PFIC in 2003 or in a future year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder's holding period of our ordinary shares and the U.S. holder does not make a QEF Election or a "mark-to-market" election (both as described below), any gain recognized by the U.S. holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. holder's holding period with respect to its ordinary shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior tax years.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in its ordinary shares through the close of the tax year in which we cease to be a PFIC. In addition, if we are treated as a PFIC, a U.S. holder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis in these ordinary shares.

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat its ordinary shares as an interest in a qualified electing fund, which we refer to as a QEF Election, in which case, the U.S. holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. holder. Any gain subsequently recognized upon the sale by the U.S. holder of its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. Upon their request, we will make available to U.S. holders who wish to make a QEF Election for any year in which we are treated as a PFIC the information necessary for them to make the QEF Election.

As an alternative to a QEF Election, a U.S. holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.

The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for 2003 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting and Backup Withholding

Any dividends paid on our ordinary shares to U.S. holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (the backup withholding rate currently is 28%). In addition, the proceeds of a U.S. holder's sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. holder (i) is a corporation or other exempt recipient, or (ii) the U.S. holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will be consistent with any future interpretation. The summary is not intended, and should not be considered, to be legal or professional tax advice and does not exhaust all possible tax considerations. Therefore, you should consult your own tax advisor about the particular tax consequences of an investment in our ordinary shares.

Tax Reform in Israel

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are subject to tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the usual rate of 36%, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company's undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria described in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received plus an amount linked to the Israeli consumer price index and interest.

A portion of our production facilities have been granted the status of Approved Enterprises. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, these benefits will continue until termination in 2005. Our current investments in development facilities are made under new approvals for additional periods after 2005.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from income that is derived from our approved enterprises under the alternative package of benefits, we would be required to pay tax on the amount intended to be distributed as dividends at the rate that would have been applicable had we not elected the alternative package of benefits. We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Tax Benefits for Research and Development

Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;
•	the option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and
•	accelerated depreciation rates on equipment and buildings.

Our status as an industrial company is not contingent upon the receipt of prior approval from any governmental authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that we do not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, we might not continue to qualify for Industrial Company status in the future, in which case the benefits described above might not be available to us in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material to us can be described as follows:

•	Under a special tax adjustment for the preservation of equity, corporate assets are classified broadly as either (a) fixed or inflation immune assets or (b) non-fixed or soft assets. If shareholders' equity exceeds the depreciated cost of a company's fixed assets, the company may take a deduction in any tax year of up to 70% of income. The amount of the deduction is determined by multiplying this excess by the annual rate of inflation. If the depreciated cost of fixed assets exceeds a company's equity, then this excess is multiplied by the annual rate of inflation. The resulting amount is added to taxable income.
•	Subject to limitations described in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.
•	Real gains, excluding inflationary gains, on traded securities held by companies that are not dealers in securities are taxable under the law, subject to rules that were modified as of January 1, 1999.
•	In 2001, new regulations were enacted regarding inflationary adjustments. Pursuant to these regulations, the minister of finance is entitled to suspend the application of the law of inflationary adjustment with respect to a tax year, if the inflation rate for that tax year was less than 3 percent in the previous year.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of "industrial companies" that are traded on specified non-Israeli markets, including The Nasdaq Stock Market, provided that the sellers purchased their shares either in the company's initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law — 1985. We believe that we are currently an industrial company, as defined in the Encouragement of Industry (Taxes) Law — 1969. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an industrial company, including with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) — 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance provided such shareholders did not acquire their shares prior to an initial public offering. Although it is generally believed that the Nasdaq National Market will be included in the list of recognized stock exchanges, the Israeli Minister of Finance has not yet issued a decree determining the list of such stock exchanges. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% or more of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

CONDITIONS IN ISRAEL

We are incorporated under Israeli law and our principal offices are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace agreement with Egypt in 1979 and a peace agreement with Jordan in 1994. Since 1993, several agreements have been signed between Israel and Palestinian representatives about conditions in the West Bank and Gaza.

Since September 2000, relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in the areas administrated by the Palestinian Authority, which has resulted in terror attacks against Israeli targets and citizens both in Israel and in the areas administrated by the Palestinian Authority. A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was prepared by the U.S., the European Union, United Nations and Russia and was released on April 30, 2003.

Despite the progress towards peace between Israel and its Arab neighbors, there are countries, companies and organizations that continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to these countries, we believe that in the past the boycott has not had a material adverse effect on our business. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could possibly have an adverse impact on the expansion of our business.

Unless exempt, all male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform military reserve duty annually. In addition, all these individuals are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change. In addition, we cannot predict the effect on our business of a state of emergency in which large numbers of individuals are called up for active duty.

Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli government has periodically changed its policies in all these areas.

The domestic security situation in Israel and the global slowdown in demand for high-tech imports continue to be the main factors affecting economic activity in Israel in 2002 and 2003.

The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on our business.

The following shows, for the periods indicated, the Israeli consumer price index, the rate of inflation in Israel, the rate of devaluation of the NIS in Israel and the rate of inflation adjusted for devaluation. For purposes of this table, the Israeli consumer price index figures use 2000 as a base equal to 100. These figures are based on reports of the Israel Central Statistics Bureau.

Year ended December 31,	Israel Consumer Price Index	Israeli Inflation Rate %	Devaluation Rate %	Inflation Adjusted For Devaluation %
1998	98.9	8.6	17.6	(9.0)
1999	100.2	1.3	(0.2)	1.5
2000	100.2	0	(2.7)	2.7
2001	101.6	1.4	9.3	(7.9)
2002	108.2	6.5	7.3	(0.8)

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a member of the World Trade Organization and is a signatory of the global agreement on trade in services and to the agreement on basic telecommunications services. In addition, Israel has been granted preferences under the generalized system of preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel and the European Economic Community, now known as the European Union, concluded a free trade agreement in 1975. This agreement confers advantages to Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In November 1995, Israel entered into a new agreement with the European Union, which redefines rules of origin and other improvements, such as providing for Israel to become a member of the research and technology programs of the European Union. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Assistance from the U.S.

Israel receives significant amounts of economic assistance from the U.S., averaging approximately $3 billion annually over the last several years. We cannot assure you that U.S. economic assistance will continue at or near amounts received in the past. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences and this could adversely impact us.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc. and Piper Jaffray & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below. The address for each of the representatives is: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080; HSBC Securities (USA) Inc., 452 Fifth Avenue, Tower 9, New York, New York 10018; and Piper Jaffray & Co., 800 Nicollet Mall, Minneapolis, Minnesota 55402.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
HSBC Securities (USA) Inc.
Piper Jaffray & Co.
Total	3,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to Lipman and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Lipman	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2,000,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 450,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, the selling shareholders and the banks to whom the selling shareholders have pledged their ordinary shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Quotation on the Nasdaq National Market and Listing on the Tel Aviv Stock Exchange

We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "LPMA." Our shares are listed on the Tel Aviv Stock Exchange under the symbol "LPMA."

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the ordinary shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the ordinary shares to stabilize the price of the ordinary shares or to reduce a short position may cause the price of the ordinary shares to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor the selling shareholders nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United

Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;
•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and
•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Internet Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Shnitzer, Gotlieb, Sharon & Co., Ramat-Gan, Israel. Some legal matters concerning this offering relating to United States law will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. On matters of Israeli law, Fulbright & Jaworski L.L.P. is relying upon the opinion of Shnitzer, Gotlieb, Sharon & Co.

In connection with this offering, Naschitz, Brandes & Co., Tel Aviv, Israel have advised the underwriters with respect to certain Israeli law matters and Weil, Gotshal & Manges LLP, New York, New York have advised the underwriters with respect to certain United States law matters.

EXPERTS

Kost Forer & Gabbay, a member of Ernst & Young Global, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our consolidated financial statements in this prospectus and in this registration statement in reliance on Kost Forer & Gabbay's report given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Because substantially all of our assets and a majority of the assets of our directors, executive officers and selling shareholders, are located outside the U.S., a judgment obtained in the U.S. against us or any of them may not be collectible within the U.S. Furthermore, service of process upon these individuals or entities, a substantial majority of whom reside or are located outside the U.S., may be difficult to obtain within the U.S. Lipman U.S.A. is our U.S. agent authorized to receive service of process in any action against us in any federal court located in the City of New York or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering. We have not given consent for this agent to accept service of process in connection with any other claim.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the judgment is no longer appealable;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;
•	there was no due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or
•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit some information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents are also available at the SEC's website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the Securities and Exchange Commission at this address at rates specified by the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

After the offering, we will become subject to the informational requirements of the Securities and Exchange Act of 1934 applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act relating to their purchases and sales of ordinary shares.

In addition, we will not be required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 90 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for each of the first three quarters of each fiscal year, within 45 days after the end of each quarter.

INDEX TO FINANCIAL STATEMENTS

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 and (unaudited) September 30, 2003	F-3
Consolidated Statements of Income for the Years Ended December 31, 2000, 2001 and 2002 and for the (unaudited) Nine Months Ended September 30, 2002 and 2003	F-5
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2000, 2001 and 2002 and for the (unaudited) Nine Months Ended September 30, 2003	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002 and for the (unaudited) Nine Months Ended September 30, 2002 and 2003	F-8
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Lipman Electronic Engineering Ltd.

We have audited the accompanying consolidated balance sheets of Lipman Electronic Engineering Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2i to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective in 2002.

Tel-Aviv, Israel	KOST FORER & GABBAY
August 21, 2003	A Member of Ernst & Young Global

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands

	December 31,		September 30, 2003
	2001	2002
			(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,802	$35,522	$50,067
Marketable securities and short-term deposit	981	1,204	—
Trade receivables (net of allowance for doubtful accounts of $353, $446 and $434 as of December 31, 2001 and 2002 and September 30, 2003, respectively)	9,291	9,389	21,074
Other receivables and prepaid expenses	1,526	1,963	3,431
Inventories	11,934	20,263	18,898
Total current assets	46,534	68,341	93,470

Long-term marketable securities	1,135	844	1,749
Property, plant and equipment, net	6,547	6,718	6,455
Severance pay fund	1,358	1,689	2,307
Other long-term assets	215	156	32
Intangible assets, net	7,608	7,402	7,248
Goodwill	1,150	1,150	1,150
Total assets	$64,547	$86,300	$112,411

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands (except share data)

	December 31,		September 30, 2003
	2001	2002
			(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$115	$124	$132
Trade payables	5,031	5,218	8,007
Employee and payroll accruals	909	1,177	1,146
Accrued expenses and other liabilities	1,974	2,288	6,296
Total current liabilities	8,029	8,807	15,581
Long-term bank loans, net of current maturities	1,147	1,144	1,125
Accrued severance pay	2,379	2,691	3,102
Total liabilities	11,555	12,642	19,808

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital –
Ordinary shares of NIS 1.00 par value:
Authorized: 35,000,000 shares as of December 31, 2001 and 2002 and September 30, 2003;
Issued: 10,990,648, 11,064,048 and 11,260,648 shares as of December 31, 2001 and 2002 and September 30, 2003, respectively;
Outstanding: 10,027,818, 10,101,218 and 10,297,818 shares as of December 31, 2001 and 2002 and September 30, 2003, respectively	3,316	3,332	3,377
Additional paid-in capital	28,168	31,556	34,530
Accumulated other comprehensive income	—	—	829
Retained earnings	28,126	45,388	60,485
Treasury stock – 962,830 shares as of December 31, 2001 and 2002 and September 30, 2003, at cost	(6,618)	(6,618)	(6,618)
Total shareholders' equity	52,992	73,658	92,603

Total liabilities and shareholders' equity	$64,547	$86,300	$112,411

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
In thousands (except per share data)

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Revenues	$60,030	$62,958	$85,534	$60,901	$80,809
Cost of revenues(1)	27,475	27,716	37,046	25,746	40,068

Gross profit	32,555	35,242	48,488	35,155	40,741

Operating expenses:
Research and development(1)	2,937	3,215	4,043	2,841	3,577
Selling and marketing(1)	10,297	11,802	12,422	9,146	11,630
General and administrative(1)	3,588	4,519	5,466	3,767	4,379
Stock-based compensation	3,443	4,253	2,746	2,428	1,054
Amortization of goodwill and other intangible assets	1,982	1,844	206	154	154

Total operating expenses	22,247	25,633	24,883	18,336	20,794

Operating income	10,308	9,609	23,605	16,819	19,947
Financial income (expense), net	434	221	160	(181)	2,303
Other income (expenses), net	(3,003)	(2,712)	(472)	(608)	117
Income before taxes on income	7,739	7,118	23,293	16,030	22,367
Taxes on income (benefit)	(425)	2,017	1,366	1,015	2,609

Net income	$8,164	$5,101	$21,927	$15,015	$19,758

Basic net earnings per share	$0.82	$0.51	$2.18	$1.50	$1.95

Diluted net earnings per share	$0.82	$0.51	$2.11	$1.45	$1.86

(1)	Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$35	$65	$70	$55	$25
Research and development	899	1,026	654	552	172
Selling and marketing	129	235	418	355	122
General and administrative	2,380	2,927	1,604	1,466	735
	$3,443	$4,253	$2,746	$2,428	$1,054

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
In thousands

	Share capital	Additional paid-in capital	Receipt on account of shares	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Treasury stock	Total shareholders' equity
Balance as of January 1, 2000	$3,290	$18,716	$1,097	$5,656	$14,861		$(6,618)	$37,002
Issuance of shares to Lipman U.S.A., Inc.'s CEO in connection with the Company's acquisition in 1999 of the CEO's shares of Lipman U.S.A.	26	1,071	(1,097)	—	—		—	—
Compensation related to shares issued to employees	—	59	—	—	—		—	59
Receipts from the sale of terminated employees' shares	—	566	—	—	—		—	566
Stock-based compensation related to options issued to employees	—	3,443	—	—	—		—	3,443
Comprehensive income (loss):
Impairment of investment in available-for-sale marketable securities	—	—	—	(5,656)	—	$(5,656)	—	(5,656)
Net income	—	—	—	—	8,164	8,164	—	8,164
Total comprehensive income						$2,508
Balance as of December 31, 2000	3,316	23,855	—	—	23,025		(6,618)	43,578
Compensation related to shares issued to employees	—	47	—	—	—		—	47
Receipts from the sale of terminated employees' shares	—	13	—	—	—		—	13
Stock-based compensation related to options issued to employees	—	4,253	—	—	—		—	4,253
Comprehensive income:
Net income	—	—	—	—	5,101	$5,101	—	5,101
Total comprehensive income						$5,101
Balance as of December 31, 2001	3,316	28,168	—	—	28,126		(6,618)	52,992
Dividend paid	—	—	—	—	(4,665)		—	(4,665)
Exercise of options granted to employees	16	642	—	—	—		—	658
Stock-based compensation related to options issued to employees	—	2,746	—	—	—		—	2,746
Comprehensive income:
Net income	—	—	—	—	21,927	$21,927	—	21,927
Total comprehensive income						$21,927
Balance as of December 31, 2002	$3,332	$31,556	$—	$—	$45,388		$(6,618)	$73,658

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
In thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Treasury stock	Total shareholders' equity
Balance as of January 1, 2003	$3,332	$31,556	$—	$45,388		$(6,618)	$73,658
Exercise of options granted to employees (unaudited)	45	1,568	—	—		—	1,613
Tax benefit related to exercise of options (unaudited)	—	352	—	—		—	352
Stock-based compensation related to options issued to employees and others (unaudited)	—	1,054	—	—		—	1,054
Dividend paid (unaudited)				(4,661)		(4,661)
Comprehensive income:
Unrealized gain on available-for-sale securities (unaudited)	—	—	829	—	$829	—	829
Net income (unaudited)	—	—	—	19,758	19,758	—	19,758
					$20,587
Balance as of September 30, 2003 (unaudited)	$3,377	$34,530	$829	$60,485		$(6,618)	$92,603

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Cash flows from operating activities:
Net income	$8,164	$5,101	$21,927	$15,015	$19,758
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	651	789	864	631	733
Compensation related to shares issued to employees	59	47	—	—	—
Stock-based compensation related to options issued to employees and others	3,443	4,253	2,746	2,428	1,054
Accrued severance pay, net	244	167	(19)	(52)	(207)
Amortization of goodwill and other intangible assets	1,982	1,844	206	154	154
Impairment of investment in long-term available-for-sale marketable securities	1,537	2,555	289	417	—
Loss (gain) on available-for-sale marketable securities	319	80	451	392	(403)
Loss (gain) on sale of property, plant and equipment	(219)	(1)	182	191	17
Currency fluctuations of long-term bank loans	(205)	(187)	130	99	85
Decrease (increase) in trade receivables	(4,284)	456	(98)	108	(11,685)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(409)	514	(82)	(407)	(1,264)
Decrease (increase) in inventories	(6,557)	2,935	(8,329)	(9,828)	1,365
Increase (decrease) in trade payables	(429)	2,014	187	447	2,789
Increase (decrease) in employee and payroll accruals, accrued expenses and other liabilities	1,102	(3,719)	582	237	3,977
Deferred income taxes, net	(2,997)	43	(294)	(544)	(156)
Tax benefit related to exercise of options	—	—	—	—	352
Net cash provided by operating activities	2,401	16,891	18,742	9,288	16,569

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Cash flows from investing activities:
Purchase of property, plant and equipment	(936)	(913)	(1,330)	(1,032)	(546)
Proceeds from sale of property, plant and equipment	284	55	113	44	59
Investment in short-term available-for-sale marketable securities and short-term deposit	(3,490)	(957)	(1,189)	(765)	(247)
Proceeds from sales of available-for-sale marketable securities and short-term deposit	3,769	466	515	439	1,854
Payment on account of the reacquisition in 1999 of a majority interest in the U.S. subsidiary	(9,800)	—	—	—	—
Net cash provided by (used in) investing activities	(10,173)	(1,349)	(1,891)	(1,314)	1,120
Cash flows from financing activities:
Exercise of options granted to employees	—	—	658	109	1,613
Receipts from the sale of terminated employees' shares	566	13	—	—	—
Principal payments of long-term bank loans	(168)	(127)	(124)	(93)	(96)
Dividend paid	—	—	(4,665)	—	(4,661)
Net cash provided by (used in) financing activities	398	(114)	(4,131)	16	(3,144)
Increase (decrease) in cash and cash equivalents	(7,374)	15,428	12,720	7,990	14,545
Cash and cash equivalents at the beginning of the period	14,748	7,374	22,802	22,802	35,522
Cash and cash equivalents at the end of the period	$7,374	$22,802	$35,522	$30,792	$50,067
Supplemental disclosure of cash flows activities:
Cash paid during the period for:
Income taxes	$3,265	$5,931	$1,055	$909	$511
Interest	$133	$34	$50	$20	$39
Supplemental disclosure of non-cash activities:
Sale of property, plant and equipment	$220	$—	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 1:    GENERAL

Lipman Electronic Engineering Ltd. (collectively with its subsidiaries, the "Company") is a worldwide provider of electronic payment systems. The Company's products include landline and wireless point-of-sale terminals, personal identification number pads, electronic cash registers, self-service systems that include automatic teller machines and related applications.

The Company is headquartered in Rosh Haayin, Israel, where its operations primarily consist of product development, manufacturing, sales and marketing, local distribution and customer service. The Company's United States operations primarily consist of product distribution and sales and support in the United States. The Company's European operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices located in Turkey, Russia, Spain and Italy. The Company's Latin American operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices in Argentina. The Company's Far East operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices in China and Singapore.

The Company was established in 1974, and its shares have been quoted on the Tel Aviv Stock Exchange since May 1993.

The Company derived 36% of its revenue in 2002 and 28% of its revenue in the nine months ended September 30, 2003 from 3 major customers, as described in Note 12b.

The Company depends on a limited number of suppliers and a single supplier for custom designed components for its products. If this single supplier fails to deliver the necessary components, the Company will be required to seek alternative sources of supply. In 2000, 2001 and 2002, purchases of the single supplier's products accounted for 11%, 23% and 13%, respectively, of total purchases of raw materials.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Approximately 90% of the Company's revenues are generated in U.S. dollars ("dollars"). In addition, approximately 70% of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the dollar is the reporting and functional currency of the Company.

The Company's transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate, and were immaterial in 2000, 2001 and 2002 and approximately $1,000 in the six months ended September 30, 2003.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Lipman Electronic Engineering Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers unrestricted highly liquid investments that are readily convertible into cash purchased with maturities of three months or less to be cash equivalents.

e.	Marketable securities and short-term deposit:

The Company accounts for investments in marketable equity securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date. All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, in accumulated other comprehensive income (loss). Unrealized gains and losses have been immaterial from January 1, 2001 to June 30, 2003 and as a result were included as financial income in the statement of income until June 30, 2003. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income, and have been immaterial to date.

According to Staff Accounting Bulletin No. 59 ("SAB No. 59"), for any marketable securities whose value declined during the period, management is required to evaluate whether the decline is other than temporary. Under SAB No. 59 fair value below cost for two consecutive quarters is considered to be other than a temporary impairment. In 2000, the decline in value, which was considered other than temporary, of one of the Company's available-for-sale securities resulted in reversing the accumulated unrealized gain of $5,656 relating to this investment, and an additional $1,537 was charged to other expenses in the consolidated statements of income. In 2001 and 2002, an additional $2,352 and $256, respectively, was charged to other expenses as a result of additional impairments of this investment during those years.

The short-term deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in NIS and bears interest at an annual rate of 8.7%. The short-term deposit is presented at its cost, including accrued interest.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and for declines in market prices below cost. To date, inventory write-offs were immaterial.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials, parts and supplies — using the "first-in, first-out" method.

Work-in-progress represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Finished goods are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Years
Computers and peripheral equipment	3
Office furniture and equipment	7 – 17
Motor vehicles	7
Buildings	14 – 50 (mostly 25)
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter

h.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

i.	Goodwill and intangible assets:

Goodwill reflects the excess of the purchase price of a majority interest in an acquired subsidiary over the fair value of the net assets acquired. In conjunction with the adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations," the Company reclassified an intangible asset relating to assembled workforce with a carrying value of $180 to goodwill. Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), effective January 1, 2002, goodwill is to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates,

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

weighted average cost of capital and estimates of market multiples of the reportable unit. The Company has completed the transitional impairment review of goodwill as required by SFAS No. 142 and has determined that there was no indication of impairment with respect to goodwill as of January 1, 2002. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test. As of December 31, 2002, no impairment was required.

Intangible assets arose from the allocation of the purchase price of a majority interest in an acquired subsidiary, and consist primarily of a sole agent franchise. The sole agent franchise is the subsidiary's right to take advantage and use the trademark, good name and reputation, customer base, goodwill and product quality of the Company in order to distribute the Company's products in North America. In 2002, in accordance with SFAS No. 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, an intangible asset with a carrying value of $6,630 relating to the sole agent franchise was determined to have an indefinite life. Accordingly, effective January 1, 2002, this intangible asset is no longer amortized, but rather tested for impairment at least annually. During each reporting period, the Company reassesses the remaining useful life of the intangible asset that is not being amortized to determine whether events and circumstances continue to support the determination that this intangible asset has an indefinite useful life. Other intangible assets are amortized using the straight-line method over their estimated period of useful life of three to seven years. The Company has selected December 31st as the date on which it will perform its annual impairment test for its indefinite life intangible assets. As of December 31, 2002, no impairment was required.

j.	Revenue recognition:

The Company generates revenues primarily from sales of products and, to a lesser extent, from periodic rentals of equipment, warranty services and maintenance and support services.

The Company sells its products to distributors, independent sales organizations, value-added resellers, payment processors, financial institutions and, to a lesser extent, directly to end-users, all of whom are considered final customers.

Revenues are recognized when all criteria outlined in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" are met. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist, and collectibility is probable.

Revenues from equipment rentals and warranty services are recognized ratably over the service period.

Revenues from maintenance and support services are recognized when performed.

The Company does not grant a right of return to its customers.

Revenues derived from product sales to distributors that contain a price protection guarantee are recorded net of such estimated allowances. To date, no allowance for such price protection has been provided since the Company has not been required to grant any credits or incur obligations in connection with such guarantee.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has adopted Emerging Issues Task Force No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products", effective December 31, 2001. As a consequence, the Company records cash rebates as a reduction of revenues and other sales incentives as a cost of revenues.

k.	Warranty costs:

The Company provides a warranty for its products to end users for up to one year at no extra charge. The Company estimates costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized.

Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. To date, warranty costs and warranty liability have not been material.

l.	Shipping and handling costs:

The Company adopted the provisions of Emerging Issue Task Force No. 00-10 "Accounting for Shipping and Handling Fees and Costs", and, as a result, shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

m.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

n.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valution allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities and a short-term deposit.

The Company's cash and cash equivalents and short-term deposit are invested in deposits mainly in dollars, and to a lesser extent, in New Israeli Shekels, with major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are derived from sales to customers located primarily in the United States, Turkey, Israel, Spain and Latin America. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. If necessary, the Company obtains from its customers letters of credit for certain receivables. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection, and a general provision is provided for on the remaining balance.

The Company's marketable securities include investment in equity securities of Israeli corporations. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to those marketable securities.

The Company has no off-balance sheet concentration of credit risk with respect to foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Severance pay:

The Company's liability for severance pay for its Israeli employees pursuant to Israeli severance pay law is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided for by monthly deposits in insurance policies, deposits with severance pay funds and by an accrual.

The deposited funds include profits accumulated on these funds up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance pay expense for 2000, 2001 and 2002 was $443, $401 and $265, respectively.

q.	401(k) Plan:

The Company's subsidiary in the U.S. established a 401(K) plan covering all eligible employees. The plan allows for employer matching contributions. Expense for the years ended December 31, 2000, 2001 and 2002 was $66, $70 and $65, respectively.

r.	Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus the dilutive potential equivalent of ordinary shares considered to be outstanding during the period, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share since they would have had an anti-dilutive effect was 0, 718,000, 176,000, 176,000 and 274,350 for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, respectively.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Accounting for stock-based compensation:

The Company accounts for options granted to employees under the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which requires the use of an option valuation model to measure the fair value of options.

The fair value of options granted by the Company to employees was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2001 and 2003: risk-free interest rates of 3.5% and 2.87% for 2001 and 2003; dividend yield of 0% for 2001 and 2003; volatility factors of the expected market price of the Company's ordinary shares of 12.5% and 46.0% for 2001 and 2003 and a weighted average expected life of the options of 4 years for 2001 and 2003.

The Company used a 0% dividend yield in accordance with the terms of the option agreements, which state that if a dividend is declared, the exercise price of all outstanding options will be reduced by the dividend per share amounts.

The Company applies SFAS No. 123 and Emerging Issue Task Force
No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18") with respect to options issued to non-employees.

Stock-based compensation is charged to expense over the vesting period of two to five years using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term deposit, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities is based on quoted market prices and does not differ significantly from the carrying amount.

The carrying amount of long-term bank loans approximates fair values due to the variable interest rates on these loans.

u.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $386, $534, and $505, respectively.

v.	Impact of recently issued accounting standards:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The effect of the adoption of SFAS No. 146 is dependent on the Company's related activities subsequent to the date of adoption.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superceded.

The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its consolidated results of operations or financial position.

w.	Unaudited information:

The consolidated financial statements include the unaudited consolidated balance sheet as of September 30, 2003, the related consolidated statements of income and cash flows for the nine-month periods ended September 30, 2002 and 2003 and the related consolidated statement of changes in shareholders' equity for the nine-month period ended September 30, 2003. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with accounting principles generally accepted, for interim financial reporting, for the periods presented. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. Results for interim periods are not necessarily indicative of the results expected for the entire year.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 3:    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2001	2002
Government authorities	$947	$905
Deferred income taxes	102	398
Prepaid expenses	198	297
Loan to an officer	119	—
Other	160	363
	$1,526	$1,963

NOTE 4:    INVENTORIES

	December 31,		September 30,
	2001	2002	2003
			(Unaudited)
Raw materials	$5,509	$6,660	$6,373
Work-in-progress	1,012	762	1,580
Finished goods	5,413	12,841	10,945
	$11,934	$20,263	$18,898

NOTE 5:    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2001	2002
Cost:
Computers and peripheral equipment	$3,285	$3,555
Office furniture and equipment	1,040	1,281
Motor vehicles	1,138	1,379
Buildings, land and leasehold improvements	4,538	4,576
	10,001	10,791
Accumulated depreciation and amortization:
Computers and peripheral equipment	2,145	2,402
Office furniture and equipment	543	761
Motor vehicles	351	363
Buildings and leasehold improvements	415	547
	3,454	4,073
Depreciated cost	$6,547	$6,718

Depreciation and amortization expenses totaled $651, $789 and $864 for the years ended December 31, 2000, 2001 and 2002, respectively.

For information with respect to liens, see Note 9b.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 6:    GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill and intangible assets resulted from the reacquisition of a majority interest in Lipman U.S.A., Inc. during 1999.

Intangible assets, net, consisted of the following:

	Original amount	Accumulated amortization	Amortized balance
	December 31,
	2002	2002	2002	2001
Sole agent franchise	$9,770	$3,140	$6,630	$6,630
Other intangible assets (mainly - customer list)	1,441	669	772	978
	$11,211	$3,809	$7,402	$7,608

Amortization of intangible assets amounted to $1,721, $1,602 and $206 for the years ended December 31, 2000, 2001 and 2002, respectively. As of December 31, 2002, the estimated aggregate amortization of intangible assets for the years 2003, 2004, 2005 and 2006 is as follows: 2003 — $206; 2004 — $206; 2005 — $206 and 2006 — $154.

b.	The effect of the adoption of SFAS No. 142:

The unaudited statements of income presented below for the three years ended December 31, 2000, 2001 and 2002, and the nine month periods ended September 30, 2002 and 2003, reflect the impact on the statements of income and net earnings per share had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 6:    GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
Reported net income	$8,164	$5,101	$21,927	$15,015	$19,758
Amortization of goodwill and other indefinite life intangible asset	1,761	1,638	—	—	—
Adjusted net income	$9,925	$6,739	$21,927	$15,015	$19,758
Basic net earnings per share:
Reported basic net earnings per share	$0.82	$0.51	$2.18	$1.50	$1.95
Amortization of goodwill and other indefinite life intangible asset	0.18	0.16	—	—	—
Adjusted basic net earnings per share	$1.00	$0.67	$2.18	$1.50	$1.95
Diluted net income per share:
Reported diluted net earnings per share	$0.82	$0.51	$2.11	$1.45	$1.86
Amortization of goodwill and other indefinite life intangible asset	0.18	0.16	—	—	—
Adjusted diluted net earnings per share	$1.00	$0.67	$2.11	$1.45	$1.86

NOTE 7:    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2001	2002
Accrued expenses	$1,621	$1,554
Deferred revenues	208	292
Customer advances	90	434
Other	55	8
	$1,974	$2,288

NOTE 8:    LONG-TERM BANK LOANS

The long-term bank loans are linked to the Japanese yen, bear interest at the three-month yen LIBOR rate plus 1.5% per annum and are payable in equal quarterly installments through 2012. As of September 30, 2003, the annual interest rate on the loans was 1.625%. The loans were received to finance the acquisition of a building.

A lien was registered on the building in favor of the bank (see Note 9b).

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 8:    LONG-TERM BANK LOANS (Cont.)

The aggregate principal payments due on the long-term bank loans are as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
First year (current maturities)	$124	$132
Second year	124	132
Third year	124	132
Fourth year	124	132
Fifth year	124	132
Thereafter	648	597
	$1,268	$1,257

NOTE 9:    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain of the Company's offices are leased under operating leases.

Future minimum lease commitments under non-cancelable operating leases for the specified years ending December 31, are as follows:

2003	$312
2004	174
2005	132
2006	132
2007	132
Thereafter	494
$1,376

Rent expense for the years ended December 31, 2000, 2001 and 2002 was approximately $303, $288 and $377, respectively.

b.	Liens:

As collateral for the Company's liabilities to a bank in Israel, a lien was placed on the Company's building in Israel (see Note 8).

c.	Guarantees:

Guarantees in the amount of approximately $764 were issued by a bank to secure certain advances from customers and performance on behalf of the Company (see Note 7).

d.	The Company is committed to purchase ASICs in the amount of approximately $1,000 from a supplier through December 2004.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 10:    TAXES ON INCOME

a.	Israeli taxation

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("CPI").

As explained in Note 2b, the consolidated financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate caused a further difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's production facilities in Israel have been granted the status of "Approved Enterprise" under the Law pursuant to five separate investment programs.

According to the provisions of the Law, the Company elected the "alternative benefits" and has waived government grants in return for a tax exemption. Accordingly, the Company's income attributed to the "Approved Enterprise" is tax-exempt for a period of two to four years, and is subject to a reduced corporate tax rate of 25% for an additional period of three to five years.

Income derived from the first program was tax-exempt for a period of one year in 1993.

Income derived from the second and third programs is tax-exempt for a period of four years, which commenced in 1999, and will be taxed at the reduced corporate tax rate of 25% for an additional period of three years.

Income derived from the fourth program was tax-exempt for a period of two years, which commenced in 2001, and will be taxed at the reduced corporate tax rate of 25% for an additional period of five years.

During 2003, the Company received an approval for a fifth investment program. The Company's income attributable to the fifth program will be tax-exempt for a period of two years, and will be taxed at a reduced corporate tax rate of 25% for an additional period of five years.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 10:    TAXES ON INCOME (Cont.)

The Law also entitles the Company to claim accelerated depreciation on equipment used by the "Approved Enterprise" during the tax benefits period.

The entitlement to the above benefits is conditioned upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Through December 31, 2002, approximately $57,300 of the Company's profits have been derived from tax-exempt profits earned as an "Approved Enterprise." The Company has determined not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprises". If the net retained tax exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25% of the gross distributed amount) and an income tax liability would be incurred of approximately $14,324 as of December 31, 2002.

Income from sources other than the "Approved Enterprise" during the period of benefits will be taxable at the regular corporate tax rate of 36%.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Company is an industrial company under the above law and as such is entitled to certain tax benefits including accelerated depreciation and deduction of public offering expenses in three equal annual installments for tax purposes.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 10:    TAXES ON INCOME (Cont.)

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2001	2002
Reserves and allowances	$71	$79
Unrecognized intercompany gains	71	357
Net deferred tax asset before valuation allowance	142	436
Valuation allowance	—	—
Net deferred tax asset (domestic)	$142	$436

The Company has not provided a valuation allowance for all periods presented.

c.	A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of income, is as follows:

	Year ended December 31,
	2000	2001	2002
Income before taxes on income, as reported in the consolidated statements of income	$7,739	$7,118	$23,293
Tax based on statutory tax rate in Israel (36%)	$2,786	$2,562	$8,385
Decrease in taxes resulting from effect of "Approved Enterprise" status*	(3,581)	(2,676)	(7,735)
Increase in taxes resulting from stock-based compensation	1,239	1,531	989
Reversal of a deferred tax liability	(2,840)	—	—
Non-deductible expenses and non-taxable income	1,331	620	289
Other	640	(20)	(562)
Actual tax expense	$(425)	$2,017	$1,366
*Basic net earnings per share amount of the benefit resulting from the "Approved Enterprise" status	$0.36	$0.27	$0.77
*Diluted net earnings per share amount of the benefit resulting from the "Approved Enterprise" status	$0.36	$0.27	$0.75

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 10:    TAXES ON INCOME (Cont.)

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2000	2001	2002
Domestic	$2,345	$4,295	$21,643
Foreign	5,394	2,823	1,650
	$7,739	$7,118	$23,293

e.	The provision for income taxes is comprised as follows:

	Year ended December 31,
	2000	2001	2002
Current taxes	$2,572	$1,974	$1,660
Deferred taxes	(2,997)	43	(294)
	$(425)	$2,017	$1,366
Domestic	$(2,385)	$921	$743
Foreign	1,960	1,096	623
	$(425)	$2,017	$1,366

f.	Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.

In addition, the concept of a "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 11:    SHAREHOLDERS' EQUITY

a.	The ordinary shares of the Company are traded on the Tel Aviv Stock Exchange.

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.	Stock options:

The Company granted stock options to employees, officers and directors of the Company at an exercise price equal to or below the fair market value of the Company's shares at the date of grant. Options granted generally vest over a period of two to five years, and expire up to seven years from date of grant.

In 1999, options to purchase 761,000 ordinary shares of the Company were reserved for grant. In 2001, options to purchase 877,500 ordinary shares were reserved for grant.

In August 2003, options to purchase 320,000 ordinary shares were reserved for grant.

Any options that are cancelled or forfeited before expiration are not available for future grants.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 11:    SHAREHOLDERS' EQUITY  (Cont.)

A summary of the Company's stock option activity excluding options granted to a service provider and related information is as follows:

	Year ended December 31,						Nine months ended September 30, 2003
	2000		2001		2002
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
							(Unaudited)
Outstanding at the beginning of the period	761,000	$21.32	718,000	$21.25	1,591,500	$14.50	989,100	$10.99
Granted	—	—	877,500	9.00	—	—	274,350	22.00
Exercised	—	—	—	—	(73,400)	9.00	(196,600)	8.19
Forfeited/Cancelled	(43,000)	22.50	(4,000)	22.50	(529,000)	20.61	(60,000)	21.58
Outstanding at the end of the period	718,000	$21.25	1,591,500	$14.50	989,100	$10.99*	1,006,850	$13.53*
Exercisable at the end of the period	—	$—	—	$—	376,200	$10.93	432,200	$11.08

*	On December 26, 2002, the exercise price of all outstanding options was reduced by $0.47 per option, and on June 12, 2003 the exercise price of all outstanding options was reduced by an additional amount of $0.45 per option, as a result of the dividend payments discussed in Note 11c. As discussed in Note 2s, the dividend yield used in the Company's Black-Scholes estimates was 0% and therefore no modification accounting was required on the dates of dividend payments.
The options outstanding as of December 31, 2002 have been separated into exercise price categories as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options Exercisable as of December 31, 2002	Weighted Average Exercise price of options exercisable
$		(Years)	$		$
8.53	813,100	3.75	8.53	309,200	8.53
22.03	176,000	2.16	22.03	67,000	22.03
	989,100	3.47	10.93	376,200	10.93

The weighted-average fair value at grant date of options granted during 2001 was $2.40 per option. All options granted during 2001 were granted with an exercise price per share equal to the market price at the date of grant.
c.	Dividends:
1.	Dividends are paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of conversion (see Note 10a(2)).
2.	In August 2002, two of the major shareholders of the Company agreed with each other to use their best efforts to cause the Company to distribute cash

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 11:    SHAREHOLDERS' EQUITY  (Cont.)

dividends to the Company's shareholders during each of the five years commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4,500 per year. This agreement terminates on the date the agregate amount of dividends the Company shall have distributed after July 1, 2002 equals $22,500.
3.	In November 2002, the Board of Directors announced a dividend payment in the amount of $4,665, or $0.47 per share. The dividend was paid on December 26, 2002.
4.	On May 18, 2003, the Board of Directors announced a dividend payment in the amount of $4,661, or $ 0.45 per share. The dividend was paid on June 12, 2003.
d.	Stock split effected as a stock dividend:
During January 2000, a two-for-one stock split effected as a stock dividend was approved at the Company's General Meeting of Shareholders. All ordinary shares, options and per share amounts have been adjusted to give retroactive effect to this stock split effected as a dividend for all periods presented. This transaction was also given a retroactive effect in the consolidated statements of shareholders' equity.
e.	Acceleration:
According to the option agreement between the Company's Chief Executive Officer ("CEO") and the Company, in case of a dividend payment, all of the CEO's unvested options will become vested. As a result of the dividend payment on December 26, 2002, the vesting of the CEO's 120,000 unvested options was accelerated. In accordance with SFAS No. 123, the unrecognized compensation expenses related to the accelerated options, measured at their grant date, totaling approximately $70, was charged to expense on the acceleration date, in accordance with EITF No. 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18"). Modification date accounting did not have an effect.
f.	Options granted to the Chairman of the Board of Directors:
On February 9, 2003, the Company entered into in a management services agreement (the "Agreement") with a company fully owned and controlled by its newly appointed Chairman of the Board of Directors (the "Chairman"). According to the Agreement, the Chairman would dedicate to the Company at least two days a week in consideration for a monthly payment of NIS 42 (approximately $9), payable to the management services company. In addition, the Company granted the management services company 120,000 options to purchase ordinary shares of the Company, with an exercise price of $16.00 per share. 60,000 options vest on December 31, 2003, 30,000 options vest on December 31, 2004 and the remaining 30,000 options vest on December 31, 2005. Upon completion of an initial public offering, all of the Chairman's options immediately vest and become exercisable. The options are exerciable until December 31, 2006.
On April 1, 2003, the General Meeting of the Company's shareholders approved the Agreement.
The Company accounted for these options as a variable plan under the fair value method under SFAS No. 123 and EITF No. 96-18, because these options were

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 11:    SHAREHOLDERS' EQUITY  (Cont.)

granted to him in his capacity as a service provider and not as the Chairman of the Board of Directors. The fair value of these options was measured in accordance with EITF 00-18 on September 30, 2003 and was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk free interest rate of 1.25%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 32.2%, and contractual life of the options of 3.5 years. The Company recorded stock-based compensation expense in the amount of $688 during the nine months ended September 30, 2003 relating to these options.
g.	Issuance of shares to Lipman U.S.A., Inc.'s Chief Executive Officer:
In October 1999, the Company acquired the outstanding 5% minority interest in Lipman U.S.A., Inc. (see also Notes 6 and 14) for consideration of $300 paid in March 2000 and the issuance of 108,818 ordinary shares of the Company. These shares were valued at $1,097 based on the market price of the Company's shares and recorded as receipts on account of shares in 1999 and were subsequently issued in 2000.
h.	Share compensation related to shares issued to employees:
During 1997, the Company issued 160,000 ordinary shares to employees at the par value of NIS 1.00. These shares were held by a trustee and released to the employees over a two-year period. Share compensation has been recorded as the difference between the par value and fair value of the shares on the date of issuance. Share compensation was recognized ratably over the vesting period of the shares. Share compensation expenses were $59, $47 and $0 in the years ended December 31, 2000, 2001 and 2002, respectively. Unvested shares held by the trustee at termination of employment of certain employees were sold by the trustee in the market. The receipts from the sale of terminated employees' shares in the amount of $566 in 2000 and $13 in 2001 were recorded in additional paid-in capital.
i.	Cancellation of options:
During 2002, by mutual agreement between them and the Company, certain employees of the Company cancelled out-of-the-money options they held. In accordance with SFAS No. 123 all remaining unrecognized compensation expense, measured at their grant date, in the amount of $514 was charged to expense at the time of cancellation. No replacement awards were granted to these employees.

NOTE 12:    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:
The Company manages its business on a basis of one reportable segment. See
Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131 "Disclosure About Segments of an Enterprise and Related Information". Total revenues are attributed to geographic areas based on the location of the customers.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 12:    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the years ended and long-lived assets as of December 31, 2000, 2001 and 2002 and for the nine months ended and as of September 30, 2003:

	December 31,						September 30, 2003
	2000		2001		2002
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
							(Unaudited)
United States	$41,728	$11,097	$38,721	$9,259	$45,866	$9,060	$37,882	$8,908
Turkey	8,599	—	10,305	—	19,608	—	18,182	—
Israel	6,603	9,277	5,666	7,396	7,698	7,206	7,511	7,694
Other	3,100	—	8,266	—	12,362	—	17,234	—
	$60,030	$20,374	$62,958	$16,655	$85,534	$16,266	$80,809	$16,602

b.	Sales to major customers representing more than 10% of total revenues are as follows:

	Year ended December 31,			Nine months ended September 30, 2003
	2000	2001	2002
	%
				(Unaudited)
Customer A	11	10	12	9
Customer B	35	22	18	18
Customer C	12	8	6	1

It is impracticable to provide revenues by product lines for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003.

NOTE 13:    EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Net income	$8,164	$5,101	$21,927	$15,015	$19,758
Weighted average number of ordinary shares outstanding	9,946	10,028	10,039	10,032	10,152
Dilutive effect:
Employee stock options	22	21	332	308	488
Diluted weighted average number of ordinary shares outstanding	9,968	10,049	10,371	10,340	10,640
Basic net earnings per share	$0.82	$0.51	$2.18	$1.58	$1.95
Diluted net earnings per share	$0.82	$0.51	$2.11	$1.45	$1.86

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
In thousands (except share data)

NOTE 14:    RELATED PARTIES TRANSACTIONS

The Company has insured a portion of its assets through Mivtach Shamir Insurance Agency (1998) Ltd., a company formerly affiliated with its largest shareholder and controlled by Meir Shamir, one of its directors. In 2000, the Company paid premiums of $ 705 for this insurance and employee benefit plan coverage for its employees. In January 2001, Meir Shamir sold all of his shares in Mivtach Shamir Insurance Agency (1998) Ltd.

The Company owned 19.5%, 18.6% and 18.6% of the outstanding shares of Wizcom Ltd. ("Wizcom") as of December 31, 2001 and 2002 and September 30, 2003, respectively, and Meir Shamir is a director of Wizcom. In 2000, 2001 and 2002 the Company paid Wizcom $9, $16 and $29 for services and products rendered by Wizcom to the Company, respectively. In 2000, the Company received from Wizcom $9 for products sold to Wizcom.

The Company paid SDSA Technologies Ltd., a company controlled by the son of
Mr. Aharon Lipman, who served as the chairman of the board of directors of the Company from 1983 to February 2003, $53 in 2000 and $2 in 2001 and $53 in 2002 for software development services provided by SDSA Technologies to the Company. The Company received $4 in 2001 from SDSA Technologies for book-keeping services the Company provided.

On April 6, 2000, the Company issued 108,818 of its ordinary shares to Mony Zenou, the President and Chief Executive Officer of Lipman U.S.A., in exchange for Mr. Zenou's 5% ownership in Lipman U.S.A., for which he also received $300 in cash.

During 1999, Mr. Zenou received a loan from the Company in the amount of $300. The loan was due on demand and bore an annual interest rate of 6.5%. The loan was repaid in full in 2002. Amounts outstanding as of December 31, 2000, 2001 and 2002 were $169, $119 and $0, respectively.

NOTE 15:    INVESTMENT IN AFFILIATE

On March 18, 2003, the Company entered into an agreement with Dai Telecom Ltd. and Store Alliance Ltd. to establish a company under the name Cell-Time Ltd., which is equally held by the three parties. Cell-Time Ltd. was formed to develop, market and operate prepaid mobile phone airtime payment systems in Israel. As of September 30, 2003, Cell-Time Ltd. had not commenced significant operations.

NOTE 16:    SUBSEQUENT EVENTS (UNAUDITED)

In January 2004, the Board of Directors authorized the Company to file a registration statement with the United States Securities and Exchange Commission for a public offering of its ordinary shares in the United States.

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

3,000,000 Shares

Lipman Electronic Engineering Ltd.

Ordinary Shares

P R O S P E C T U S

Merrill Lynch & Co.
HSBC
Piper Jaffray

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discount) will be as follows:

Securities and Exchange Commission Filing Fee	$10,975
NASD Filing Fee	14,066
Nasdaq Listing Fee	100,000
Israel Stamp Duty	788,000
Fees of Transfer Agent and Registrar	3,500
Accounting Fees	250,000
Legal Fees	500,000
Printing and Engraving Fees	250,000
Miscellaneous	83,459
Total	$2,000,000

Item 14.    Indemnification of Directors and Officers

Section 258 of the Companies Law, 1999 (the "Israeli Companies Law") prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of these duties, or indemnify him for a breach, but only according to the provisions of the following sections:

Section 259 of the Israeli Companies Law permits a company to provide in its Articles of Association that an officer or a director of the company may be exculpated, to the extent provided in the Articles, from liability for the breach of his duty of care.

Section 260A of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may indemnify an officer or a director in such capacity, for:

•	monetary liability incurred pursuant to a judgement, including a settlement or arbitration decision approved by a court, in an action brought by a third party;
•	reasonable legal expenses incurred in an action brought against the director or officer by or on behalf of the company or others; and
•	reasonable legal expenses incurred in defending criminal charges of which the director or officer was acquitted, or as a result of a criminal charge that does not require proving criminal intent of which the director or officer was convicted.

Section 260B of the Israeli Companies Law specifies that the indemnification provision in a company's Articles of Association may be a blanket obligation to indemnify in advance, provided it is limited to events the board of directors can foresee when providing the obligation and that it is limited to a sum the board of directors determines is reasonable in the circumstances, or a provision permitting the company to indemnify an officer or a director on an ad hoc basis after the fact.

Section 261 of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may insure an officer or a director. This insurance may cover liability for breach of the duty of care or, to the extent the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company, for the breach of the duty of loyalty. A company's Articles of Association may also allow it to insure officers and directors for monetary liabilities incurred as a result of an act or an omission committed in connection with his serving as an officer or director of the company.

All of these provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company;
•	an intentional or reckless breach by the officer or director of the duty of care;
•	any act of omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the director or officer.

Section 25 of the Registrant's Articles of Association, as amended, provides as follows:

EXEMPTION, INSURANCE AND INDEMNITY

25.    Exemption, Insurance and Indemnity

25.1	The Company may exempt, in advance, an officer of the Company from his liability, in whole or in part, in respect of damage following breach of his duty of care towards the Company.

25.2	Subject to the provisions of the Companies Law, the Company may engage in a contract to insure the liability of an officer of the Company, including an officer of the Company who is serving or has served on its behalf or at its request as a director of another company in which the Company holds shares, directly or indirectly, or in which the Company has any interest (hereinafter: "Director of Another Company") in respect of any liability imposed upon him following an act which he carried out in his capacity as an officer of the Company, in any one of the following events:

25.2.1	Breach of the duty of care towards the Company or towards any other person.

25.2.2	Breach of fiduciary duty towards the Company, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not prejudice the Company's interests.

25.2.3	Financial liability which shall be imposed upon him in favor of another person.

25.3	The Company may indemnify an officer of the Company on account of a liability or expense as specified in paragraphs 25.3.1 and 25.3.2 below, which was imposed upon him following an act which he carried out in his capacity as an officer of the Company.

25.3.1	Financial liability imposed upon him in favor of another person pursuant to a judgment, including a compromise judgment, or an arbitrator's award approved by a court.

25.3.2	Reasonable litigation expenses, including legal fees paid by an officer or which he was required to pay by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in criminal charges from which he was acquitted, or in criminal charges in which he was convicted of an offense which does not require proof of mens rea.

25.4	The Company may give an undertaking in advance to indemnify an officer in respect of a liability or expense as specified in Article 25.3 above, provided that the undertaking is limited to types of events which, in the opinion of the Board of Directors, may be foreseen, at the time of giving the undertaking for indemnity, and to such amount as the Board of Directors shall determine to be reasonable given the circumstances of the matter, and provided that the total amount of the indemnity shall not exceed 25% of the shareholders' equity of the Company at the time of the indemnity, according to the last financial statements, as of the date of making the actual payment of the indemnity.

25.5	The Company may also indemnify an officer of the Company retroactively.

25.6	Subject to the provisions of the Companies Law, the Company may indemnify any person, including an officer of the Company, who is serving or has served on its behalf or at its request as a director of another company in which the Company holds shares, directly or indirectly, or in which the Company has any interest (hereinafter: "Director of Another Company") in respect of any liability or expense as specified in Article 25.3 above which shall be imposed on him following an act which he carried out in his capacity as a Director of Another Company, by means of retroactive indemnity or by means of giving an undertaking to indemnify such person, provided that the said undertaking is limited to types of events which, in the opinion of the Board of Directors, may be foreseen, at the time of giving the undertaking for indemnity, and to such amount as the Board of Directors shall determine to be reasonable given the circumstances of the matter.

25.7	Sections 25.1 to 25.6 shall not apply in respect of any of the following events —

25.7.1	Breach of fiduciary duty, with the exception of that stated in Article 25.2.2 above.

25.7.2	Breach of the duty of care performed deliberately or recklessly.

25.7.3	An action committed with the intention of making personal gain, unlawfully.

25.7.4	A penalty or fine imposed on an officer.

25.8	Resolutions with respect to giving an exemption, insurance, indemnity or giving an undertaking for indemnity to a director and/or an officer who is not a director shall be passed subject to any law.

25.9	A resolution to approve an exemption, insurance or indemnity in the Articles of the Company and the alteration thereof shall be passed with such majority as specified in section 262(b) of the Companies Law or any other section as shall replace same.

Item 15.    Recent Sales of Unregistered Securities

Within the past three years, we have issued securities without registration under the Securities Act of 1933, as follows:

•	On April 6, 2000, we completed a private placement offering in which we sold 108,818 ordinary shares to Mony Zenou. The shares were issued in connection with a transaction in which we acquired the remaining 5% interest in Lipman U.S.A., Inc. from Mr. Zenou in exchange for $300,000 in cash and 108,818 ordinary shares.
•	In 2002, we issued 73,400 shares upon exercise of options by our employees.
•	In 2003, we issued an additional 400,600 shares upon exercise of options by our employees.
•	In January 2004, we issued an additional 5,750 shares upon exercise of options by our employees.

The securities issued in the transactions described above were deemed exempt from registration under the Securities Act in reliance upon Section 4(2), Regulation S or Rule 701 of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Exhibit
1.1	Form of Underwriting Agreement.*
3.1	Memorandum of Association of Registrant.
3.2	Articles of Association of Registrant, as amended.
4.1	Specimen of Certificate for Ordinary Shares.
4.2	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.
5.1	Opinion of Shnitzer, Gotlieb, Sharon & Co.
10.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).
10.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).
10.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.
10.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.†
10.5	Key Employee Share Option Plan (English Translation).
10.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd.†
10.7	Lipman Electronic Engineering Ltd. Stock Option Plan (English Translation).
10.8	Reseller Agreement between TASQ Technology, Inc. and Lipman U.S.A. Inc., dated November 26, 1999, and Addendum No. 4 thereto, dated December 18, 2002.†
21.1	Subsidiaries of Registrant.
23.1	Consent of Shnitzer, Gotlieb, Sharon & Co. (contained in their opinion constituting Exhibit 5.1).
23.2	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global.
24.1	Power of Attorney (included in the signature page).

†	Portions have been omitted pursuant to a request for confidential treatment.
*	To be filed by amendment.

(b) Financial Statement Schedules

Not applicable.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Haayin, Israel on the 12th day of January 2004.

LIPMAN ELECTRONIC ENGINEERING LTD.

By: /s/ Isaac Angel

Isaac Angel President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Isaac Angel and Mike Lilo, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre- or post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jacob Perry	Chairman of the Board of Directors	January 12, 2004
Jacob Perry
/s/ Isaac Angel	President and Chief Executive Officer (Principal Executive Officer)	January 12, 2004
Isaac Angel
/s/ Mike Lilo	Chief Financial Officer (Principal Financial and Accounting Officer)	January 12, 2004
Mike Lilo
/s/ Meir Shamir	Director	January 12, 2004
Meir Shamir
/s/ Ishay Davidi	Director	January 12, 2004
Ishay Davidi
/s/ Aharon Lipman	Director	January 12, 2004
Aharon Lipman

Signature	Title	Date
/s/ Rami Lipman	Director	January 12, 2004
Rami Lipman
/s/ Avraham Nussbaum	Director	January 12, 2004
Avraham Nussbaum
/s/ Mordechai Gorfung	Director	January 12, 2004
Mordechai Gorfung
/s/ Linda Harnevo	Director	January 12, 2004
Linda Harnevo
/s/ Izhak Davidi	Director	January 12, 2004
Izhak Davidi
/s/ Jonathan Kaplan	Director	January 12, 2004
Jonathan Kaplan

Authorized Representative
in the United States:

LIPMAN U.S.A., INC

By: /s/ Mony Zenou

Mony Zenou
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
1.1	Form of Underwriting Agreement.*
3.1	Memorandum of Association of Registrant.
3.2	Articles of Association of Registrant, as amended.
4.1	Specimen of Certificate for Ordinary Shares.
4.2	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.
5.1	Opinion of Shnitzer, Gotlieb, Sharon & Co.
10.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).
10.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).
10.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.
10.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.†
10.5	Key Employee Share Option Plan (English Translation).
10.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd.†
10.7	Lipman Electronic Engineering Ltd. Stock Option Plan (English Translation).
10.8	Reseller Agreement between TASQ Technology, Inc. and Lipman U.S.A. Inc., dated November 26, 1999, and Addendum No. 4 thereto, dated December 18, 2002.†
21.1	Subsidiaries of Registrant.
23.1	Consent of Shnitzer, Gotlieb, Sharon & Co. (contained in their opinion constituting Exhibit 5.1).
23.2	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global.
24.1	Power of Attorney (included in the signature page).

†	Portions have been omitted pursuant to a request for confidential treatment.
*	To be filed by amendment.